PAGE 1


                                                            EXHIBIT 1









                                                Commonwealth
                                                Energy System
                                                Notice of 1994
                                                Annual Meeting,
                                                Proxy Statement
                                                and 1993 Financial
                                                Information









































                                                Please sign and return your
                                                proxy promptly
                                    PAGE 2


                          COMMONWEALTH ENERGY SYSTEM

                           Cambridge, Massachusetts

                   Notice of Annual Meeting of Shareholders

                                  May 5, 1994

To the Shareholders of
COMMONWEALTH ENERGY SYSTEM

      Notice is hereby given that the Annual Meeting of Shareholders of Commonwealth Energy System will be held at the office of the System, One Main Street, P.O. Box 9150, Cambridge, Massachusetts 02142-9150, on Thursday,
May 5, 1994, at 10:30 o'clock A.M., Eastern Daylight Time, for the following purposes:

      1. To elect three Trustees to hold office for a three-year term and until the election and qualification of their respective successors.

      2.    To take action on a proposal by the Board of Trustees to amend
            Section 22 of the System's Declaration of Trust, as amended, to revise the conditions under which presently authorized but unissued Common Shares of the System might be issued.

      3. To approve the Long-Term Incentive Compensation Plan of Commonwealth Energy System and Subsidiary Companies.

      4. To consider and vote upon a shareholder proposal, if presented at the meeting, as described herein.

      5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

      Common Shareholders of record at the close of business on March 18, 1994 are entitled to notice of, and to vote at, the meeting.

                                                By order of the Trustees,




                                                MICHAEL P. SULLIVAN
                                                Michael P. Sullivan
                                                Vice President, Secretary
                                                and General Counsel

April 1, 1994

                                   IMPORTANT

      We cordially invite you to attend the Annual Meeting of Shareholders, but IF YOU DO NOT EXPECT TO BE PRESENT, PLEASE MAIL YOUR PROXY IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. Because our shares are widely distributed over a large number of holders, it is both necessary and desirable that all Shareholders send in their proxies. Failure to secure a quorum on the date set would necessitate an adjournment, which would cause the System considerable and needless expense. To avoid this, please SIGN AND DATE the accompanying proxy and mail it promptly in the enclosed envelope to Common-wealth Energy System, P.O. Box 9150, Cambridge, Massachusetts 02142-9150.
                                    PAGE 3


                                PROXY STATEMENT

      This statement is furnished in connection with the solicitation of proxies by the Board of Trustees of Commonwealth Energy System (hereinafter called the "System") to be used at the Annual Meeting of Shareholders of the System, to be held on Thursday, May 5, 1994, at the principal executive office of the System, One Main Street, P.O. Box 9150, Cambridge, Massachusetts 02142-9150, of which due notice has been given in accordance with the System's Declaration of Trust dated December 31, 1926, as amended. If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time insofar as it has not been exercised. A properly executed and returned proxy will be voted in accordance with the directions contained thereon. Abstensions shall be voted neither "for" nor "against," but shall be counted in the determination of a quorum. Broker non-votes will not be counted either in calculating the number of shares present for the purposes of determination of a quorum or for the purposes of determining whether a matter has received the required number of votes. The giving of a later-dated proxy revokes all proxies previously given. The approximate date on which this Proxy Statement and the accompanying proxy card will first be mailed to Shareholders is April 1, 1994.

                             FINANCIAL STATEMENTS

      The audited financial statements of Commonwealth Energy System and Subsidiary Companies, which include comparative Balance Sheets as of December 31, 1993 and 1992, Statements of Income and Statements of Cash Flows for the three years ended December 31, 1993 and the Report of Independent Public Accountants, are included in Exhibit A of this Proxy Statement.

                               VOTING SECURITIES

      Each Common Share is entitled to one vote. Only Shareholders of record at the close of business on March 18, 1994 are qualified to vote at the meeting. There were outstanding as of the record date 10,345,619 Common Shares.

      The Employees Savings Plan of Commonwealth Energy System and Subsidiary Companies owned beneficially 1,667,066 Common Shares representing 16.2% of the outstanding Common Shares as of February 1, 1994. Members of the Plan are entitled to give voting instructions with respect to their interests.

                 OWNERSHIP BY MANAGEMENT OF VOTING SECURITIES

      The following table shows the beneficial ownership, reported to the System as of February 1, 1994 of Common Shares of the System owned by the Chief Executive Officer and the four other most highly compensated Executive Officers and, as a group, all Trustees and Executive Officers of the System.

                                               Total
                                               Common         Percent of
      Name                                     Shares (1)        Class

      William G. Poist                           4,745           0.1%
      Russell D. Wright                          3,850           0.1%
      Kenneth M. Margossian                      3,403           0.1%
      Leonard R. Devanna                           218           0.1%
      Michael P. Sullivan                        1,996           0.1%
      All Trustees and Executive Officers
        as a group (13 persons)                 20,538           0.2%

(1) Beneficial ownership set forth in this Proxy Statement includes, where applicable, shares with respect to which voting or investment power is attributed to an Executive Officer or Trustee because of joint or fiduciary ownership of the shares or relationship of the Executive Officer or Trustee to the record owner, such as a spouse, together with shares held under the Employees Savings Plan of Commonwealth Energy System and Subsidiary Companies.
                                    PAGE 4


                   MATTERS TO BE BROUGHT BEFORE THE MEETING

                            1-ELECTION OF TRUSTEES

      Three Trustees will be elected at the Annual Meeting of Shareholders to hold office for the ensuing three years in accordance with the Declaration of Trust, which provides for staggered terms of Trustees of three years each. The three Trustees elected at this meeting will hold office for a three-year term and until the election and qualification of their respective successors. Under the terms of the Declaration of Trust, Trustees are required to be elected by a plurality vote of the Shareholders.

      The Shares represented by the enclosed form of proxy will be voted, and the persons named in such form of proxy will, unless otherwise directed in the proxy, vote shares represented by proxies received for the election of the following nominees, all of whom are presently Trustees:

                                Henry Dormitzer
                              Franklin M. Hundley
                               Gerald L. Wilson

      Although it is not contemplated that any of the three (3) nominees will be unable to serve, in the event a vacancy in the list of the System's nomi-nees is occasioned by death or other unexpected occurrence, your proxy will be voted for the election of a nominee acceptable to the remaining Trustees.

                 INFORMATION CONCERNING NOMINEES AND TRUSTEES

                                                                 Common Shares
                                                                 Beneficially
                                               Year First        Owned as of
                                                Became a         February 1,
Name, Principal Occupation and Term of Office   Trustee    Age     1994

(B) SHELDON A. BUCKLER, Vice Chairman of the
(C)   Board and Director, Polaroid Corporation,
      Cambridge, Massachusetts (Manufacturer of
      photographic equipment and supplies);
      Director, Lord Corp.
      TERM EXPIRES IN 1995 ...................   (1991)     62         698

(B) HENRY DORMITZER, formerly Executive Vice
(D)   President, Wyman-Gordon Company, Worcester,
      Massachusetts (Producer of forgings for
      aerospace and transportation industries)
      TERM EXPIRES IN 1994 (NOMINEE)..........   (1985)     59         400

(A) BETTY L. FRANCIS, Senior Finance Officer,
      Bank of Boston Corporation, Boston,
      Massachusetts
      TERM EXPIRES IN 1995 ...................   (1991)     47         100

(C) FRANKLIN M. HUNDLEY, Member and a Managing
(D)   Director, Rich, May, Bilodeau & Flaherty,
      P.C., Boston, Massachusetts (Attorneys);
      Director, The Berkshire Gas Company
      TERM EXPIRES IN 1994 (NOMINEE)..........   (1985)     59       2,129

   *WILLIAM J. O'BRIEN, formerly President
      and Chief Executive Officer, The Hanover
      Insurance Companies, Worcester,
      Massachusetts
      TERM EXPIRES IN 1996...................    (1994)     61       1,000

      *Mr. O'Brien was elected a Trustee on March 24, 1994 to fill the vacancy on the Board of Trustees occasioned by the retirement of Mr. Calvin Siegal.
                                    PAGE 5


                 INFORMATION CONCERNING NOMINEES AND TRUSTEES

                                                                 Common Shares
                                                                 Beneficially
                                               Year First        Owned as of
                                                Became a         February 1,
Name, Principal Occupation and Term of Office   Trustee    Age     1994

    WILLIAM G. POIST, President and Chief
      Executive Officer of Commonwealth Energy
      System and Chairman, Chief Executive Officer
      and a Director of its principal subsidiary
      companies
      TERM EXPIRES IN 1996 ..................    (1992)     60       4,745

(A) SINCLAIR WEEKS, JR., Chairman of the Board
(C)   of Trustees of Commonwealth Energy System
      (elected February 1, 1994); Chairman of
      the Board and Director, Reed & Barton
      Corp., Taunton, Massachusetts (Silverware)
      TERM EXPIRES IN 1995 ...................   (1981)     70       1,488

(B) GERALD L. WILSON, Vannevar Bush Professor of
(D)   Engineering, Massachusetts Institute of
      Technology, Cambridge, Massachusetts;
      Director, Analogic Corp.
      TERM EXPIRES IN 1994 (NOMINEE)..........   (1985)     54         313


      Each of the persons named above has held his or her present position (or another executive position with the same employer) for more than the past five years except for Ms. Francis, who served in various executive capacities at the Boston Five Cents Savings Bank from 1986 to 1990, and Dr. Wilson, who served as Vice President-Corporate Technology and Manufacturing at Carrier Corporation during 1991-1992 while on a leave of absence from Massachusetts Institute of Technology.

      In addition to the principal occupation listed above, Mr. Weeks is a trustee of numerous registered investment companies for which Colonial Management Associates Incorporated is investment advisor.

      During 1993, fees of $1,169,351 were incurred for legal services rendered by the firm of Rich, May, Bilodeau & Flaherty, P.C., of which Mr. Hundley is a Member and a Managing Director. The firm has been employed in the last fiscal year and the current fiscal year.

      Each Trustee, including nominees, owned beneficially less than one-third of one percent of outstanding Common Shares.

- -------------------------

(A)   Member of Audit Committee.

(B)   Member of Executive Compensation Committee.

(C)   Member of Nominating Committee.

(D)   Member of Benefit Review Committee.

                                    PAGE 6


            COMPENSATION OF EXECUTIVE OFFICERS DURING THE YEAR 1993

      The following table shows compensation paid by the System and its subsidiaries to the System's President and Chief Executive Officer and the four other highest paid Executive Officers of the System whose total compensation in 1993 exceeded $100,000.

                          SUMMARY COMPENSATION TABLE
                                                   Long-Term Compensation (3)
                           Annual Compensation        Awards        Payouts

                                                                    Long-
                                                            Options  Term
                                           Other            /Stock  Incen-    All
                                           Annual   Restr-  Apprec-  tive    Other
                                           Compen-  icted   iation   Plan    Compen-
 Name and                  Salary          sation   Stock   Rights   (LTIP)  sation
 Principal Position   Year   (1)    Bonus    (2)    Awards  (SARS)  Payouts    (4)
                                                       <C)
William G. Poist      1993 $291,888 $78,031   -        -        -      -    $11,604
 President and Chief  1992  270,000  65,121   -        -        -      -     10,800
 Executive Officer of 1991  190,000     -     -        -        -      -        -
 the System and Chair-
 man and Chief Exec-
 utive Officer of its
 principal subsidiary
 companies

Russell D. Wright     1993 $195,000 $53,814   -        -       -       -    $ 7,704
 President and Chief  1992  167,140  40,665   -        -       -       -      6,884
 Operating Officer    1991  154,743     -     -        -       -       -        -
 of Cambridge
 Electric Light
 Company, Canal
 Electric Company,
 COM/Energy Steam
 Company and
 Commonwealth
 Electric Company

Kenneth M. Margossian 1993 $165,000 $47,256   -        -       -       -    $ 6,564
 President and        1992  153,833  38,733   -        -       -       -      6,120
 Chief Operating      1991  118,000     -     -        -       -       -        -
 Officer of Common-
 wealth Gas Company
 and Hopkinton LNG Corp.

Leonard R. Devanna    1993 $133,333 $37,542   -        -       -       -    $ 6,603
 Vice President-New   1992  124,167  29,939   -        -       -       -      4,899
 Business Development 1991  102,275     -     -        -       -       -        -
 of COM/Energy
 Services Company

Michael P. Sullivan   1993 $131,000 $36,993   -        -       -       -    $ 5,160
 Vice President,      1992  119,833  30,165   -        -       -       -      4,728
 Secretary/Clerk and  1991  111,000     -     -        -       -       -        -
 General Counsel
 of the System
 and its subsidiary
 companies

- --------------------
                                    PAGE 7


(1) The amounts in this column represent the aggregate total of cash compensation received and compensation deferred by the above-named individuals. Compensation is deferred pursuant to the provisions of the Employees Savings Plan and/or the Executive Salary Continuation and Excess Benefit Plan of Commonwealth Energy System and Subsidiary Companies.

(2) The dollar value of perquisites and other personal benefits, securities or property totalling either $50,000 or 10% of total annual salary and bonus, together with various other earnings, amounts reimbursed for the payment of taxes, and the dollar value of any stock discounts not generally available are required to be disclosed in this column. In 1993, there were no such perquisites, earnings, reimbursements or discounts paid or made.

(3) In 1993, the System did not provide to its employees, including Executive Officers, any form of restricted stock, stock options, stock appreciation rights, long-term incentive plan payouts or other forms of long-term compensation.

(4) The amounts in this column represent the aggregate contributions by the System and certain subsidiary companies during 1993 on behalf of the above-named individuals to the Employees Savings Plan and/or the Executive Salary Continuation and Excess Benefit Plan of Commonwealth Energy System and Subsidiary Companies. The Employees Savings Plan of Commonwealth Energy System and Subsidiary Companies is a defined contribution plan. The Plan incorporates salary deferral provisions pursuant to Section 401(k) of the Internal Revenue Code for all employees who have elected to participate on that basis. The Executive Salary Continuation and Excess Benefit Plan of Commonwealth Energy System and Subsidiary Companies is a defined contribution/defined benefit plan. Unlike the Employees Savings Plan, this Plan is not a qualified plan under Section 401(a) of the Internal Revenue Code of 1986. The Plan was established to provide an additional benefit to any participant in the Employees Savings Plan whose benefit under the plan would be curtailed by limits in effect under the Internal Revenue Code for qualified plans.
                                    PAGE 8


                              PENSION PLAN TABLE

      The following table shows annual retirement benefits payable to employees, including Executive Officers, upon retirement at age 65, in various compensation and years of service classifications, assuming the election of a retirement allowance payable as a life annuity from the Pension Plan for Employees of Commonwealth Energy System and Subsidiary Companies and the Executive Salary Continuation and Excess Benefit Plan of Commonwealth Energy System and Subsidiary Companies, as of December 31, 1993.

    Highest Annual
  Consecutive 3-Year
    Average Base
    Salary of Last               Annual Benefit for Years of Service (1)
      10 Years         10 Years   15 Years  20 Years   25 Years   30 Years   35 Years
    $ 90,000 ....      $15,861    $23,796   $ 31,722   $ 39,657   $ 47,952   $ 51,775
     120,000 ....       21,360     32,046     42,720     53,406     64,092     69,775
     150,000 ....       26,859     40,296     53,718     67,155     80,592     87,775
     180,000 ....       32,358     48,546     64,716     80,904     97,092    105,775
     210,000 ....       37,857     56,796     75,714     94,653    113,592    123,775
     240,000 ....       43,356     65,046     86,712    108,402    130,092    141,775
     270,000 ....       48,855     73,296     97,710    122,151    146,592    159,775
     300,000 ....       54,354     81,546    108,708    135,900    163,092    177,775
     330,000 ....       59,853     89,796    119,706    149,649    179,592    195,775
     360,000 ....       65,352     98,046    130,704    163,398    196,092    213,775

- -------------

(1)   Federal law places certain limits on the amount of benefits which can be paid from qualified pension plans.  Payments made by the System in excess of the applicable limitations are made pursuant to the terms of the Executive Salary
      Continuation and Excess Benefit Plan of Commonwealth Energy System and
      Subsidiary Companies.  For 1993, the maximum annual compensation limit under the
      Pension Plan for Employees of Commonwealth Energy System and Subsidiary
      Companies was $235,840, and the maximum annual benefit under that Plan was
      $115,641.

      The Pension Plan for Employees of Commonwealth Energy System and Subsidiary Companies is a non-contributory defined benefit plan. The Plan is a final average earnings type plan under which benefits reflect the employee's years of credited service. The employee receives the higher of either an integrated or non-integrated Plan formula to realize the maximum retirement benefit applicable to his or her employment history. Both of the Plan formulae are based on the average of the three highest consecutive January 1 base salaries during the ten-year period preceding the employee's retirement or termination. Retirement benefits are available to employees on or after age fifty-five provided the sum of their age and years of service is at least seventy-five. Messrs. Poist, Wright, Margossian, Devanna and Sullivan have 29, 26, 24, 12 and 18 credited years of service respectively.

      Each Executive Officer of the System has elected certain pre-retirement death benefits and supplemental retirement benefits in exchange for waiving certain standard life insurance benefits (in excess of $50,000), and the survivor income benefits generally available to all eligible employees. The alternative program for Executive Officers provides a pre-retirement death benefit of either: (i) a lump-sum payment of three times salary; or (ii) fifty percent of monthly base salary for one hundred and eighty months. The supplemental retirement benefit provides that an Executive Officer may retire after the attainment of age fifty-five and completion of ten years of service. Normal retirement at age sixty-five provides an annual payment equal to thirty-five percent of final base salary per year for life, or for a period of
                                    PAGE 9


one hundred and eighty months, whichever is longer. Benefits are reduced for retirement prior to age sixty-five. The supplemental retirement benefits are in addition to the amounts shown in the table above and are not subject to limitation. If the employment of the Executive Officer shall terminate for any reason other than death and before completion of ten years of service and attainment of age fifty-five, there are no benefits payable under this alternative program for Executive Officers.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

      The Executive Compensation Committee of the Board of Trustees has furnished the following report on executive compensation for 1993:

      Compensation for the Chief Executive Officer, as well as for the named Executive Officers, consists of base salary plus annual variable incentive compensation of up to 30% of base salary, which is awarded if certain designated performance criteria are achieved. The Executive Compensation Committee has developed this compensation package in order to motivate executive performance, enhance the profitability of the System and maximize shareholder value.

      The Chief Executive Officer's base compensation is determined by review of comparative salary data and by evaluation of certain performance criteria. The Executive Compensation Committee performs periodic comparisons of executive compensation at other similarly sized utility companies.
Comparative data has been provided by external consulting services, the System's human resource department and by reference to information provided by industry sources such as the Edison Electric Institute. Base salary has been continually reviewed and is adjusted to reflect the competitive market and the performance of the Chief Executive Officer, as judged by the Executive Compensation Committee on a subjective basis through the evaluation of objective criteria.

      The Chief Executive Officer's award for 1993 pursuant to the System's Annual Incentive Plan (the "Plan"), as hereinafter described, was determined on a weighted basis, with two-thirds of the award potential attributable to the attainment of System goals and objectives, and one-third of the award potential attributable to individual goals and objectives. For 1993, the System criteria forming the goals and objectives applicable to the Plan were:
1) total shareholder return as measured by stock appreciation plus dividend rate and as compared to a representative peer group of investor-owned public utilities as provided by Duff & Phelps Investment Research Co.; 2) success in implementing budgetary constraints in the interest of controlling costs; and
3) meeting certain pre-established benchmark measures of operation and maintenance expenses per customer, as compared to a peer group of 19 companies chosen by the System's compensation consultant. Each of the three System goals and objectives are equally weighted, and awards are made based on meeting, exceeding or reaching maximum attainment of targets. The goal established for total shareholder return was to meet or exceed the average return for the peer group. The System realized a return of 15.25% in 1993, compared to an industry peer group average of 9.46%, which resulted in the maximum award as a result of exceeding the maximum target of 10% over the industry peer group average. The goal established for cost control was for operating and maintenance expenses in 1993 to be below the approved budgeted amounts. This goal was achieved by the System having reduced actual operation and maintenance expenses to 7.1% below established budgets, resulting in a maximum award for having exceeded the 5% below budget maximum target. The goal of maintaining operating and maintenance expenses per customer within the top 50% of the 19 company industry peer group was exceeded. The System was rated eighth out of nineteen companies in the peer group. In the aggregate, the goals and objectives applicable to the System component of the Plan were rated as 92% achieved.
                                    PAGE 10


      The individual goals of the Chief Executive Officer for 1993 included: organizational change relating to subsidiary operations, System strategic planning documentation, improved regulatory relations, and the development of an incentive award plan to align shareholder and management interests. The Chief Executive Officer's performance relative to achieving individual goals was rated as 85% achieved, resulting in an aggregate performance rating of 89.7% achievement.

      With respect to other Executive Officers, the Chief Executive Officer, in conjunction with the System's human resources staff, established salary ranges for each Executive Officer. The salary ranges were based in part upon salaries provided to executive officers in the System's industry peer group, as reported by the Edison Electric Institute and from regional salary surveys so as to establish salary ranges generally in the median of the peer group. Specific salary levels were then established through an evaluation of the Executive Officer's performance of goals and duties, including goals relating to earnings levels and return on equity. The base salary levels, as recommended by the Chief Executive Officer, were also reviewed and approved by the Executive Compensation Committee.

      In addition to base salary, the named Executive Officers are also eligible under the Plan to receive annual variable incentive compensation of up to a maximum of 30% of annual base salary. In 1993, the System goals and objectives constituting the annual performance criteria and the corresponding weightings which determined eligibility for awards to the named Executive Officers under the Plan were the same as those applicable to the Chief Executive Officer. The individual goals and objectives of the other Executive Officer Plan participants included various financial and operating performance standards, such as the successful completion of debt and equity financings of certain of the System's subsidiaries, and the maintenance of individual department total annual expenses at amounts not exceeding approved budgets.

                        THE EXECUTIVE COMPENSATION COMMITTEE
                        Henry Dormitzer, Chairman
                        Sheldon A. Buckler
                        Gerald L. Wilson
                                    PAGE 11


                     COMPARATIVE TOTAL SHAREHOLDER RETURN

      Set forth below is a line graph comparing the cumulative total shareholder return for the System's Common Shares to the cumulative total return of the S&P 500 Stock Index and a Peer Group Index which is comprised of 95 utility companies (including the System) which are followed by Value Line, Inc. The entities which comprise the Peer Group are also set forth hereinafter.

                      Comparative Five-Year Total Returns
         Commonwealth Energy System, S&P 500 and Value Line Peer Group
                    (Performance results through 12/31/93)


        ---------------------------------------------------------------


                          Line graph illustration of

                 comparative five-year (1989-1993) cumulative

                     total returns based on values listed

                                in chart below.


        ---------------------------------------------------------------


                   1988      1989      1990      1991      1992     1993

      COM/Energy  $100.00   $132.73   $124.98   $160.87   $188.19   $217.54
      S&P 500     $100.00   $131.49   $127.32   $166.21   $179.30   $197.23
      Peer Group  $100.00   $130.25   $131.97   $170.41   $183.14   $203.88

      Assumes $100 invested at the close of trading on the last trading day of 1988 in COM/Energy Common Shares, S&P 500 and the Peer Group. Also assumes reinvestment of dividends.

      Source: Value Line, Inc.

                                  PEER GROUP


Allegheny Power System, Inc.              Minnesota Power & Light Co.
American Electric Power Co., Inc.         Montana Power Co.
Atlantic Energy Inc.                      Nevada Power Co.
Baltimore Gas and Electric Company        New England Electric System
Boston Edison Company                     New York State Electric & Gas Corp.
Carolina Power & Light Co.                Niagara Mohawk Power Corporation
Centerior Energy Corporation              NIPSCO Industries Inc.
Central Hudson Gas & Electric Corp.       Northeast Utilities
Central Louisiana Electric Company Inc.   Northern States Power Co.
Central Maine Power Co.                   Northwestern Public Service Co.
Central & South West Corp.                Ohio Edison Co.
Central Vermont Public Service Corp.      Oklahoma Gas & Electric Co.
CILCORP Inc.                              Orange and Rockland Utilities, Inc.
Cincinnati Gas & Electric Co.             Otter Tail Power Co.
CIPSCO Incorporated                       Pacific Gas & Electric Co.
CMS Energy Corp.                          PacifiCorp.
                                        PAGE 12


Commonwealth Edison Company               PECO Energy Company
Commonwealth Energy System                Pennsylvania Power & Light Co.
Consolidated Edison Co. of New York, Inc. Pinnacle West Capital Corp.
DPL Inc.                                  Portland General Electric Co.
Delmarva Power & Light Company            Potomac Electric Power Co.
The Detroit Edison Company                PSI Resources, Inc.
Dominion Resources, Inc.                  Public Service Co. of Colorado
DQE                                       Public Service Co. of New Mexico
Duke Power Co.                            Public Service Enterprise Group Inc.
Eastern Utilities Associates              Puget Sound Power & Light Co.
El Paso Electric                          Rochester Gas and Electric Corp.
Empire District Electric Company          St. Joseph Light & Power Co.
Entergy Corporation                       San Diego Gas & Electric Co.
Florida Progress                          SCANA Corp.
FPL Group, Inc.                           SCEcorp
General Public Utilities Corp.            Sierra Pacific Power Co.
Green Mountain Power Corp.                The Southern Company
Gulf States Utilities Co.                 Southern Indiana Gas & Electric Co.
Hawaiian Electric Co., Inc.               Southwestern Public Service Co.
Houston Industries Incorporated           TECO Energy, Inc.
Idaho Power Co.                           Texas Utilities Company
IES Industries                            TNP Enterprises, Inc.
Illinois Power Co.                        Tucson Electric Power Co.
Interstate Power Co.                      Union Electric Co.
Iowa-Illinois Gas and Electric Company    United Illuminating Co.
IPALCO Enterprises, Inc.                  UtiliCorp. United Inc.
Kansas City Power & Light Co.             Washington Water Power Co.
KU Energy Corporation                     Western Resources Inc.
LG&E Energy Corp.                         Wisconsin Energy Corp.
Long Island Lighting Co.                  Wisconsin Public Service Corp.
MDU Resources                             WPL Holdings, Inc.
Midwest Resources Inc.


               MEETINGS OF THE BOARD OF TRUSTEES AND COMMITTEES

      The System's Board of Trustees held thirteen meetings throughout 1993. The Board has an Audit Committee, an Executive Compensation Committee, a Nominating Committee and a Benefit Review Committee.

      The Audit Committee is composed of Betty L. Francis, Chairperson, and Sinclair Weeks, Jr. The Committee held four meetings in 1993. The Committee's functions are: to recommend the selection of an independent public accountant; to review the scope of and approach to audit work; to review non-audit services provided by the independent public accountants; and to review accounting principles and practices and the adequacy of internal controls.

      The Executive Compensation Committee is composed of Henry Dormitzer, Chairperson, Sheldon A. Buckler and Gerald L. Wilson. During 1993 the Committee held four meetings. The Committee was formed for the purpose of reviewing and recommending compensation and promotional adjustments for certain of the System's personnel.

      The Nominating Committee is composed of Sinclair Weeks, Jr., Chairperson, Franklin M. Hundley and Sheldon A. Buckler. The Committee held four meetings in 1993. The functions of the Committee are: to coordinate
                                    PAGE 13


suggestions or searches for potential nominees for the position of Trustee; to review and evaluate qualifications of potential nominees; and to recommend to the Board of Trustees nominees for vacancies occurring from time to time on the Board of Trustees. The Committee will consider nominees recommended by Shareholders upon the timely submission of the names of such nominees with their qualifications and biographical information forwarded to the Nominating Committee of the Board of Trustees.

      The Benefit Review Committee is composed of Franklin M. Hundley, Chairperson, Henry Dormitzer and Gerald L. Wilson. During 1993 the Committee held two meetings. The Committee was organized to consider and recommend to the Board of Trustees matters associated with the System's major funded benefit plans. Functions of the Committee include: recommending the composition of benefit plan boards and reviewing investment policy, objectives, performance or proposed changes related to the plans.

      Each Trustee who was not an employee of the System is compensated for his or her services as Trustee at the rate of $10,000 per annum, plus $750 for each Trustee and Committee meeting attended. The Chairpersons of the Audit, Executive Compensation and Benefit Review Committees each receive an additional $1,000 during the year. In addition, the Chairman of the Board receives a retainer of $10,000 per annum for his services as Chairman of the Board and of the Nominating Committee.

      The Retirement Plan for Trustees of Commonwealth Energy System was adopted to provide retirement benefits to non-management members of the Board of Trustees in recognition of their services to the System. Members of the Board of Trustees who have served as Trustees for at least five years are eligible to participate in the Plan. Each eligible Trustee qualifies for an annual retirement benefit payment equal to fifty percent of the annual retainer fee in effect at retirement (excluding retainers for chairing committees), plus 10% of the annual retainer fee for each year in addition to five years served, up to 100% of such fee. The annual retirement benefit payment is adjusted to reflect the first subsequent increase, if any, in the annual retainer fee for service on the Board following the Trustee's retirement. The annual retirement benefit payment becomes vested at the time of eligibility and will be payable to Trustees for a period of ten years.

             2-AMENDMENT TO SECTION 22 OF THE DECLARATION OF TRUST

      There will be presented to Shareholders by the Board of Trustees a proposal to consent to an amendment to Section 22 of the System's Declaration of Trust, which Section sets forth the conditions under which presently authorized but unissued Common Shares of the System may be issued by the Trustees without the vote or written consent of a majority of the Common Shares outstanding at the time. The purposes of the amendment are to expand the conditions under which such presently authorized but unissued Common Shares may be issued without the vote or written consent of a majority of the Common Shares outstanding at the time, and to also delete some of the existing conditions under which such authorized but unissued shares may be issued, due to the fact that certain events which have occurred in the last ten years make such provisions no longer applicable. The text of the proposed amendment to
Section 22 is annexed as Appendix A to this Proxy Statement.
                                    PAGE 14


      The proposed amendment to Section 22 would allow for the issuance of Common Shares to fund long-term compensation plans which might be adopted by the Board of Trustees from time to time. The Trustees believe that such amendment would be in the interests of Shareholders, as it will enable the System to attract and retain qualified employees and will provide to such employees further incentive to maximize shareholder value for the benefit of Shareholders. Under the terms of the Commonwealth Energy System and Subsidiary Companies Long-Term Incentive Compensation Plan, which Shareholders are being requested to approve pursuant to Item 3 of this Proxy Statement, no issuance of Common Shares will be made to employees until certain benchmarks, set to require that Shareholders' interests have first been protected, have been met. The Board of Trustees believes that the Long-Term Incentive Compensation Plan will provide key employees with greater incentive and that it will enable the System to attract and retain highly qualified executives and other key employees in the future, and will advance the operational and financial interest of the System by better aligning the interests of key employees with the interests of Shareholders.

      The required approval by Shareholders to the proposed amendment and the subsequent enactment of the Long-Term Incentive Compensation Plan will allow the System to continue to employ and to keep in employment valuable employees who will continue to advance the interests of Shareholders.

      With respect to the proposed amendment which eliminates the references to Algonquin Energy, Inc. in subparagraphs 3 and 4 of the third paragraph of
Section 22 of the Declaration of Trust, such elimination simply reflects the sale by the System of its interest in Algonquin Energy, Inc. in 1986.

      Upon the consent of the holders of a majority of the outstanding Common Shares present at the meeting and entitled to vote on the proposed amendment, the Trustees of the System will on May 5, 1994 vote to amend the Declaration of Trust and will file said Declaration of Trust, as amended, as required by the terms of the Declaration of Trust and the laws of the Commonwealth of Massachusetts.

      THE TRUSTEES RECOMMEND A VOTE "FOR" THE APPROVAL OF THE AMENDMENT.

                    3-LONG-TERM INCENTIVE COMPENSATION PLAN

      On February 16, 1994, the Board of Trustees approved and adopted the Commonwealth Energy System and Subsidiary Companies Long-Term Incentive Compensation Plan ("Incentive Plan") for key employees of the System and its subsidiaries. Since the Incentive Plan awards are to be paid in the form of System Common Shares, the Board of Trustees is seeking Shareholder approval of the Incentive Plan and has conditioned adoption of the Incentive Plan on Shareholder approval.

      The following is a summary of the principal features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan, which is attached to this Proxy Statement as Appendix B.

      The Incentive Plan is intended to compensate the System's key employees based upon performance standards and objectives and to reward performance with Share ownership in the System so that key employees have a greater proprietary interest in the System. The Incentive Plan will provide for competitive, market-based total compensation for key employees comprised of base salary
                                    PAGE 15


plus incentive salary, including Common Shares issued to such key employees under the Incentive Plan that is at risk. The Board of Trustees believes that the Incentive Plan will provide key employees with greater incentive and that it will enable the System to attract and retain highly qualified executives and other key employees in the future, and will advance the operational and financial interest of the System by better aligning the interests of key employees with the interests of Shareholders.

      An Incentive Plan Period shall have a three year term, with the first Plan Period commencing on January 1, 1994. The Incentive Plan will be administered by members of the Executive Compensation Committee of the Board of Trustees, none of whom may participate in the Plan. The Executive Compensation Committee will have full authority to interpret and administer the Incentive Plan, including the authority to determine the key employees who will participate in the Incentive Plan and the performance standards that will be used to determine the amounts of Incentive Awards that can be earned under the Incentive Plan. No Incentive Award shall be made by the Executive Compensation Committee without the prior approval of a majority of the members of the Board of Trustees of the System who at the time are ineligible to participate in the Plan. Awards under the Plan may be made until February 16, 2003.

      The Incentive Plan provides that key employees designated by the Executive Compensation Committee can earn a portion of their compensation ("Incentive Awards") based upon total Shareholder return criteria as set from time to time by the Executive Compensation Committee. No Incentive Awards are earned under the Incentive Plan unless certain Shareholder success criteria are met with respect to total Shareholder return. In addition, no Incentive Awards will be earned if the System's average return on equity for any Plan Period does not achieve at least 80 percent of the target return over the performance period.

      The System's Chief Executive Officer, the presidents of the System's operating companies, all vice presidents of the System's subsidiary companies and certain other senior management employees designated by the Executive Compensation Committee are eligible to participate in the Incentive Plan.

      Incentive Awards are established for each Plan Period for Incentive Plan participants and are calculated as a percentage of the employee's annual base salary as of January 1 at the beginning of the Plan Period. For the initial Plan Period, the Incentive Awards range up to 50% of salary for Messrs. Poist, Wright and Margossian and up to 40% of salary for the 11 vice president participants, including Messrs. Devanna and Sullivan. The initial shareholder category Incentive Award standards, which use the same Peer Group Index used to compare total shareholder return of the System's Common Shares as described on page 7 in this Proxy Statement, and the Incentive Award Potentials for the initial Plan Period are as follows:

                      Shareholder Total Return Standards

            Threshold              Plan Target               Maximum

      95% of Index Average      Index Average       120% above Index Average


                          Incentive Award Potentials

                                              Plan
      Participant             Threshold      Target      Maximum

      CEO and Operating
        Company Presidents      16.5%         33.5%        50.0%

      Vice Presidents           13.0          27.0         40.0
                                    PAGE 16


      Incentive Awards shall be awarded in the form of the System's Common Shares ("Grant Shares"). The number of Common Shares awarded will be based on the average market price of the System's Common Shares during the first five trading days of the February following the close of the Plan Period. Provided that the amendment to the System's Declaration of Trust hereinbefore described is approved, the Common Shares which are awarded may be directly issued to the Incentive Plan participants. The maximum number of Common Shares in respect for which Grant Shares may be cumulatively granted under the Incentive Plan, subject to adjustment as provided in Paragraph 11 of the Incentive Plan, during the term in which the Incentive Plan is effective, shall be one percent (1%) of the total issued and outstanding Common Shares of the System.

      Shares awarded will be subject to forfeiture to the System and cannot be transferred for a period of three years from the date of each Incentive Award. Such forfeiture will generally occur on termination of employment within the three-year period. The three-year forfeiture and non-transferability period will terminate automatically in the event of death, disability, or a change in control as defined in the Incentive Plan, or, at the Executive Compensation Committee's discretion upon normal retirement. During such three-year period, Incentive Plan participants will own the Shares awarded and will have the right to vote such Shares and receive dividends and other distributions. Participants will generally be subject to federal income taxation on receipt of Shares awarded in the year in which the three-year forfeiture and non-transferability periods lapse, based upon the market value at the date of lapse.

      Reference is made to "Executive Compensation," pages 4 through 7 above, for information regarding various other employee benefit plans and agreements of the System. None of the prospective Executive Officer participants in the Incentive Plan received any payments or distributions during the last three fiscal years, other than salary and cash compensation pursuant to the employee benefit plans and agreements described on pages 4 and 5 in this Proxy Statement, and annual incentive compensation earned and awarded to the persons and in the amounts set forth on page 4 of this Proxy Statement.

      The adoption of the Incentive Plan will require the affirmative votes of the holders of a majority of the Shares present at the meeting and entitled to vote. If approved by the Shareholders, the Incentive Plan will be effective for the System's 1994 fiscal year.

      THE TRUSTEES RECOMMEND A VOTE "FOR" THE ADOPTION OF THE LONG-TERM INCENTIVE COMPENSATION PLAN.

                            4-SHAREHOLDER PROPOSAL

      The System has been advised that Mr. John Jennings Crapo, Porter Square Branch, P.O. Box 151, Cambridge, Massachusetts, 02140-0002, holder of 225 Common Shares, proposes to submit the following proposal at the 1994 Annual
Meeting:

      RESOLVED: That the Shareholders of Commonwealth Energy System assembled in Annual Meeting of Shareholders balloting in person and by Proxy hereby request that the Board of Trustees present to shareholders at the next Annual Meeting of Shareholders an appropriate amendment to the DECLARATION OF TRUST, dated December 31, 1926, as amended, to provide that at any elections following the adoption of the said amendment, Trustees whose terms have expired be elected annually and not by classes as is now provided.
                                    PAGE 17


      SUPPORTING STATEMENT: The Proposal received enough votes at the May 06, 1993 Annual Meeting of Shareholders to be considered again, so ruled System Chief Executive Officer, the Honorable President William G. Poist. The vote was announced at the meeting and in compliance with my request at said meeting, System Vice President, General Attorney, and Secretary, Mr. Michael
P. Sullivan, Esquire, sent me by mail a written report of the vote concerning the Proposal.

The vote was this way:

1,689,952 Common Shares or 16.9% were voted "For" the Proposal
5,726,876 Common Shares or 56.2% were voted "Against" the Proposal
288,974 Common Shares or 2.8% "Abstained" from the Proposal.
Mr. Vice President added 'As a result and in accordance with the applicable regulations you are entitled to bring forth your proposal at the 1994 Annual Meeting of Shareholders.'

The Board of Trustees have continued to offer very persuasive arguments in behalf of retaining the staggered system of electing Trustees, to such an extent I had begun to think maybe I had the wrong idea on the matter. I offered a Proposal to a New England utility to institute at it classified elections of Trustees. Due to slow mail the Proposal didn't arrive in time to be considered timely but an official of that utility assured me January 21, 1993, in his letter, that the directors at that company 'keep informed of developments that could have an adverse impact on our shareholders' best interest.' I was alarmed that mutual funds could take the utility over and he said the company is regulated under the Public Utility Act of 1935 and under that Act a person or company must obtain the approval of the SEC to acquire 5% or more of the voting stock of a public utility holding company. In addition, if a person or company owns more than 10% of the voting stock, it becomes subject to regulation as a public utility holding company. Few companies, other than utilities, would want to subject themselves to such rigorous regulation.'

We're all stockholders, not just the Trustees, so I feel we all have a right to decide this and our System Trustees should offer us additional arguments as to why we shouldn't reinstitute annual elections to all Trustees.

      BOARD OF TRUSTEES RECOMMENDATION:

      The Board of Trustees recommends a vote AGAINST this proposal for the following reasons:

      This proposal has been submitted at each Annual Meeting since 1991. It requests that the Board of Trustees submit a proposal to Shareholders at the 1995 Annual Meeting, calling for the repeal of the classified Board, so that all Trustees would be elected on an annual basis. The classified board was adopted at the 1987 Annual Meeting, when Shareholders voted to amend the System's Declaration of Trust to create three classes of Trustees, with an equal number of Trustees in each class, and to provide that the Trustees would serve three year staggered terms, such that three Trustees are eligible for election each year. The classified Board is intended to help to assure continued familiarity of Board members with the business, management and policies of the System, since a majority of the Trustees at any given time would have prior experience as Board members. These amendments are also designed to encourage persons seeking to acquire control of the System to initiate an acquisition through arms-length negotiations with the System's management and Board of Trustees, by making it more difficult to change the composition of the Board. Also, the amendments may allow the System's management to obtain more time and information for evaluating a takeover proposal, in order to fully protect the interests of the System and its Shareholders.
                                    PAGE 18


      The Board believes that each Trustee is fully accountable to Shareholders throughout each term of office, whether that term is three years or one year. The Board further notes that the classified Board system was determined to be of sufficient merit such that the Massachusetts legislature has codified that system, in its 1990 amendments to the laws pertaining to Massachusetts business corporations (however, the System, as a Massachusetts Trust, is not affected by this legislation).

      Repeal of the classified Board (which, if the present proposal is adopted, would actually be pursuant to the acceptance of a proposed Amendment to the Declaration of Trust to be offered at the 1995 Annual Meeting of Shareholders) requires the affirmative vote or written consent of three-quarters of the shares entitled to vote (by the terms of the System's Declaration of Trust).

          ACCORDINGLY, A VOTE "AGAINST" THE PROPOSAL IS RECOMMENDED.

                               5-OTHER BUSINESS

      The Board of Trustees of the System knows of no matters other than those set forth in the Notice of the Annual Meeting which are likely to be brought before the meeting. However, if any other matters of which the Board of Trustees is not aware are appropriately presented for action, it is the intention of the persons named in the proxy to vote in accordance with their judgment on such matters.

                                 MISCELLANEOUS

      The independent public accounting firm selected by the Trustees as Auditor of the System is Arthur Andersen & Co. It is expected that representatives of Arthur Andersen & Co. will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

      The cost of soliciting proxies will be borne by the System. A limited number of regular employees may solicit proxies by telephone or in person subsequent to the initial solicitation by mail. In addition, the System has retained the firm of D. F. King to aid in such solicitation of proxies. The System expects to pay such firm a fee of $5,000 plus expenses. The System will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy material to security owners.

      The proxy card for a participant in the System's Dividend Reinvestment and Common Share Purchase Plan includes the number of shares which are registered in the participant's name and the number of shares beneficially owned by the participant that are held in the name of the nominee of the System for the Plan. A participant's vote with respect to the shares registered in the participant's name is also an instruction by the participant to the nominee to vote the shares credited to the participant's account under the Plan.

      In order for Shareholder proposals for the 1995 Annual Meeting of Shareholders to be eligible for inclusion in the System's Proxy Statement, they must be received by the System at its principal office in Cambridge, Massachusetts, prior to December 2, 1994.
                                    PAGE 19


      It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, Shareholders are urged, regardless of the number of shares owned, to SIGN, DATE and RETURN the enclosed proxy promptly.


                                      MICHAEL P. SULLIVAN
                                      Michael P. Sullivan
                                      Vice President, Secretary
                                      and General Counsel


Cambridge, Massachusetts 02142-9150
April 1, 1994

                                    PAGE 20


                                                            APPENDIX A


                             PROPOSED AMENDMENT TO
                    SECTION 22 OF THE DECLARATION OF TRUST



      Section 22 of the System's Declaration of Trust would be amended (1) by deleting subparagraph (A)(3), which contains the words "to acquire additional stock of Algonquin Energy, Inc.;" (2) by deleting in the second line of the existing subparagraph (A)(4) the words "of Algonquin Energy, Inc., or" and (3) by adding the following new subparagraph (C) "To provide Common Shares to fund long-term incentive compensation plans that may be adopted from time to time", so that the third paragraph of Section 22 reads in its entirety, as follows:

      (A)   To provide the System with Funds
            (1) To acquire additional stock of any subsidiary of the System which is authorized for its proper corporate purposes;
            (2) To acquire common stock of any Massachusetts gas or electric company if as a result of such transaction the System will own 51% or more of such stock;
            (3) To acquire debt securities maturing more than one year from the date of issue thereof of any subsidiary of the System;
            (4) To retire temporary indebtedness of the System incurred by it for the purchase of such stock or debt securities; or
            (5) To make temporary advances to any subsidiary of the System; or

      (B)   In Exchange
            (1) For publicly held stock of any subsidiary of the System;
      or
            (2) For stock of any Massachusetts gas or electric company if as a result of such exchange the System will own 51% or more of such stock; or

      (C) To provide Common Shares to fund long-term incentive compensation plans that may be adopted from time to time.



                                    PAGE 21


                                                            APPENDIX B


                          COMMONWEALTH ENERGY SYSTEM
                           AND SUBSIDIARY COMPANIES

                     Long-Term Incentive Compensation Plan


 1. Purpose. The purpose of this Plan is to advance the interests of Commonwealth Energy System (the "System") by providing long-term financial incentives to selected key employees of the System and its subsidiaries for achieving specified objectives. The Plan is designed to recognize and reward success relative to Plan objectives and permit participants to acquire Common Shares of the System ("Shares"). By encouraging such share ownership, the System seeks to attract, retain and motivate employees of experience, ability and quality and to strengthen the mutuality of interests between such key employees and the System's common shareholders.

 2. Plan Term. The Plan became effective on February 16, 1994, (the "Effective Date"), the date it was adopted by the Board of Trustees of the System, provided the Plan is approved by common shareholders at the next annual meeting of shareholders of the System following the Effective Date. If such approval is not granted, the Plan shall become null and void. Awards under the Plan may be granted through February 16, 2003.

 3.   Administration.
      (a) The Plan shall be administered by the Executive Compensation Committee of the Board of Trustees of the System (the "Committee"). The members of the Committee shall not be eligible to participate in the Plan and shall be disinterested persons as defined in Rule 16(b)-3(c) under the Securities Exchange Act of 1934 (the "Exchange Act").
            Subject to the provisions of the Plan, the Committee shall have full power to construe and interpret the Plan and to establish, amend and rescind rules and regulations for its administration. The interpretation and construction by the Committee of any provision of the Plan or an award ("Incentive Award") granted pursuant to the Plan and any determination by the Committee pursuant to any provision of the Plan or any such Incentive Award shall be final and conclusive, and binding on both the Participant (as defined in paragraph 4) and the System. All Incentive Awards shall be made in the form of Shares ("Grant Shares"). Notwithstanding the foregoing or any other provision of the Plan, no Incentive Award shall be made by the Committee without the prior approval of a majority of the members of the Board of Trustees of the System who at the time are ineligible to participate in the Plan and who are disinterested persons as defined in Rule 16(b)-3(c) under the Exchange Act.
                                    PAGE 22


      (b) The Committee shall hold meetings at such times and places as it may determine. A majority of members of the Committee shall constitute a quorum and actions approved by a majority of the members of the Committee at a meeting at which there is a quorum, or actions approved in writing by a majority of the members of the Committee, shall be valid actions of the Committee.

 4. Eligible Employees. Participants in the Plan shall comprise such key employees of the System or of any of its subsidiaries (including members of the Board of Trustees who are also employees of the System or any of its subsidiaries) as are selected by the Committee from time to time (any such selected employee being referred to as a "Participant").
      To be eligible for a Grant Share award, the designated employee must be an officer or other senior employee who holds a position of significant responsibility. Grant
      Shares shall consist of restricted Shares of the System and shall be subject to the provisions of this Plan.

 5. Shares Subject to the Plan. The maximum number of Grant Shares which may be cumulatively granted under the Plan, subject to adjustment as provided in Paragraph 11 of the Plan, during the term in which the Plan is effective, shall be one percent (1%) of the total issued and outstanding Shares. Any Grant Shares which are forfeited pursuant to paragraph 9 (g)(i) shall again be eligible for issuance.

 6.   Incentive Awards.
      (a) Incentive Award Potential. A Plan Period shall be three years, commencing on January 1 and terminating on the December 31 occurring two years after the year in which the period commenced. The first Plan Period shall commence on January 1, 1994 and conclude on December 31, 1996. No Plan Period shall commence in 1995. The second Plan Period shall commence on January 1, 1996, and conclude on December 31, 1998. The Committee, in its sole discretion, may amend or modify the commencement and duration of Plan Periods.

            As soon as practicable during each Plan Period, the Committee shall (i) designate those individuals who are to be Participants hereunder in the Plan for such Plan Period, (ii) assign each such Participant a level of participation in the Plan for such Plan Period and (iii) establish for each level of participation the threshold, target and maximum Incentive Award Potential, expressed in each case as a percentage of the Participant's annual base salary as of January 1 at the beginning of the Plan Period. The Incentive Award Potentials for the Participants in the Plan for the Plan Period terminating December 31, 1996, (Plan Period 1994), are set forth in Table 1 below.
                                    PAGE 23


            Incentive Award potentials applicable to levels of participation in the Plan for Plan Periods subsequent to 1994 shall be established by the Committee from time to time as provided above.

                                    TABLE 1
                        1994 Incentive Award Potentials
                     (Plan Period 1-1-94 through 12-31-96)

                                                  Plan
      Participant            Level   Threshold   Target    Maximum

      CEO and Operating
        Company Presidents     1       16.5%      33.5%      50.0%

      Vice Presidents          2       13.0       27.0       40.0

            The amount of each Participant's actual Incentive Award (if any) hereunder will depend upon the System's achievement of specified performance criteria set forth in subparagraph (b) below and subject to the satisfaction of the provisions of paragraph 8.

      (b) Performance Evaluation. The Committee shall evaluate the System's performance relative to a specified shareholder success criterion for the three years comprising a Plan Period. For the 1994 Plan Period, the shareholder success criterion shall be the System's three-year average shareholder total return results (share appreciation and dividends) compared to the Peer Group Index of utility companies published by Value Line, Inc.

            The Committee shall establish performance standards for each Plan Period in such a manner as to promote achievement of meaningful total return results. Three levels of performance standards shall apply and be set by the Committee. Except in the 1994 Plan Period, the three levels of performance standards shall be set prior to the onset of a Plan Period. For the 1994 Plan Period, the shareholder total return standards are set forth in Table 2.

                                    TABLE 2
                               1994 Plan Period
                      Shareholder Total Return Standards

              Threshold           Plan Target             Maximum

      95% of Index Average       Index Average     120% of Index Average
                                    PAGE 24


            If the System's performance for any Plan Period results in its achieving the Threshold, Plan Target or Maximum performance standard, the earned Incentive Award shall be determined by the levels set forth in Table 1. If achieved results fall between the Threshold, Plan or Maximum performance standards, the Incentive Award shall be determined by interpolation. If performance falls below the Threshold, there will be no Incentive Award.

 7. Discretionary Incentive Awards. In addition to Incentive Awards pursuant to paragraph 6 hereof, the Committee may, in its sole discretion, make an Incentive Award with respect to a Plan
      Period to an employee of the System who, upon recommendation by the System's Management Committee, is deemed to be an exceptional performer. The maximum discretionary Grant Share Award hereunder for a Plan Period to any Participant who is not an officer may not exceed 10% of such Participant's annual base salary as of January 1 at the beginning of the Plan Period.
      All such Incentive Awards shall also be subject to the provisions of paragraph 8.

 8. Shareholder Protection. No grant of an Incentive Award shall be made for any Plan Period in which the System's average return on equity does not achieve at least 80 percent of the target return over the performance period as established by the Committee.

 9. Terms and Conditions of Grant Shares. Grant Shares may be issued pursuant to the Plan and shall be subject to the following terms and conditions:

      (a) Price. Grant Shares shall be issued in consideration of services rendered by the Participant.

      (b) Number of Shares. The number of Grant Shares issued to each Participant, if any, shall be determined by dividing the amount of a Participant's Incentive Award or the Committee's discretionary award of Grant Shares by the average closing price for the Shares on the principal national securities exchange on which the Shares are listed or admitted to trading on the first five (5) trading days of the February following the close of the Plan Period. Fractional Shares shall be rounded up or down to whole Shares.

      (c) Match Shares. The Committee shall award any Participant who accumulates a Grant Share balance equal in value to 100 percent of the Participant's base salary an additional award of Grant Shares in an amount equal to 10 percent of the Participant's base salary in effect on January 1 during the year during which the 100 percent value is realized. Grant Share balance shall mean the cumulative total of all Grant Shares issued and retained exclusive of
                                    PAGE 25


            the present award. The number of Grant Shares awarded shall be found by dividing the award value of 10 percent of the Participant's base salary by the average closing price of the Shares on the principal national securities exchange on which the Shares are listed or admitted to trading on the first five (5) days of the February following the close of the Plan Period. Each succeeding
            25 percent of base salary held as Grant Shares in addition to the 100 percent value shall be similarly matched by an additional award of Grant Shares at the rate of five (5) percent of base salary.

      (d) Forfeiture of Grant Shares. Grant Shares issued under this Plan shall be subject to forfeiture as specified in paragraph 9 (g)(i).

      (e)   Non-Transferability.  To the extent that any Grant
            Shares remain subject to the forfeiture provisions of paragraph 9 (g)(i), they shall be non-transferable by the Participant and may not be pledged, hypothecated or otherwise encumbered.

      (f) Withholding Taxes. At the time that the interest of a Participant in Grant Shares vests and as a condition of the System's obligation to deliver a certificate for such Grant Shares to the Participant, the Participant shall pay to the System an amount equal to all taxes required to be withheld by the System for the account of the Participant as a result of such issuance; or, in lieu of such payment, the System may, at its sole option, accept the written authorization of the Participant to withhold such taxes from compensation thereafter becoming payable to the Participant by the System. If the Participant shall elect under Section 83 of the Internal Revenue Code of 1986, as amended, to accelerate the recognition of income attributable to the receipt of Grant Shares, the Participant shall furnish the System with a copy of such election concurrently with its filing with the Internal
            Revenue Service and shall pay the System the amount of taxes required to be withheld for the account of the Participant by reason of such election.

      (g)   Vesting.
            (i) The interest of a Participant in Grant Shares shall vest on the date three (3) years from the date such Grant Shares were issued to the Participant, except as provided in subparagraph (ii), below, provided that the Participant shall have remained employed by the System one of its subsidiaries during the three-year period immediately following the date the Grant Shares were issued to the Participant. If the Participant fails to complete such three-year employment requirement
                                    PAGE 26


                  and his or her interest in the Grant Shares is not otherwise vested under subparagraph (ii), below, the Participant shall forfeit to the System all unvested Grant Shares theretofore issued to such Participant and the Participant shall thereafter have no further rights with respect to such Grant Shares.

            (ii) Notwithstanding the foregoing, a Participant's interest in Grant Shares may become vested at a date earlier than three years from the date of issue for such reasons as may be specified by the Committee, in its sole discretion at the time of or subsequent to an award of Grant Shares and shall become immediately vested upon any one of the following occurrences:

                  (A) The Participant's employment by the System or any of its subsidiaries terminates by reason of such Participant's death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended); or

                  (B)   There is a "change in control" of the
                        System. For the purposes of this Plan, a "change in control" shall mean the occurrence of any of the following:
                        (1)   The System receives a report on
                              Schedule 13D filed with the Securities
                              and Exchange Commission disclosing that
                              any person (as such term is defined in
                              Section 13(d) of the Exchange Act), group, partnership, association, corporation or other entity is the beneficial owner, directly or indirectly, of 20% or more of the outstanding voting Common Shares of the System (other than: 1) a registered investment company which has expressly stated that it has no intention to acquire control of the System or which the Committee has determined that such registered investment company has no intention to acquire control of the System and 2) the Employees Savings
                              Plan of Commonwealth Energy System and
                              Subsidiaries); provided that if the
                              Committee subsequently determines that
                              such registered investment company does
                              intend to acquire control of the System
                                    PAGE 27


                              or the registered investment company
                              expresses this intent, the beneficial
                              ownership of 20% or more of the outstanding voting Common Shares of the System shall be considered to be a "change in control" event described in this clause (1);

                        (2)   Any person (as such term is defined in
                              in Section 13(d) of the Act), group,
                              partnership, association, corporation
                              or other entity other than the System
                              or a wholly-owned subsidiary of the
                              System, purchases Shares pursuant to
                              a tender offer or exchange offer to
                              acquire voting Shares (or securities
                              convertible into shares) for cash,
                              securities or any other consideration,
                              provided that after consummation of the
                              offer, the person, group, partnership,
                              association, corporation or other
                              entity in question is the beneficial
                              owner (as defined in Rule 13(d)-3 under
                              the Act) directly or indirectly, of
                              20% or more of the then outstanding
                              voting Common Shares of the System
                              (calculated as directed in paragraph (d) of Rule 13(d)-3 under the Act in the case of rights to acquire Common Shares);

                        (3)   The Trustees of the System approve (a)
                              any consolidation or merger of the System in which the System is not the continuing or surviving entity or pursuant to which Common Shares of the System would be converted into cash, securities or other property; or (b) any transaction or series of related transactions the result of which all or substantially all the assets of the System are sold;

                        (4)   The System ceases to be a reporting
                              company pursuant to Section 13(a) of the Securities Exchange Act of 1934 or any similar successor provision; or

                        (5)   During any period of two consecutive
                              years (24-month period), individuals
                              who at the beginning of such period
                              constituted the Board of Trustees of the System cease for any reason (other than retirements or resignations in the normal course of business) to constitute a majority thereof; provided, however, that any Trustee who is not in office
                                    PAGE 28


                              at the beginning of such 24-month period, but whose election by the Board of Trustees or whose nomination for election by the System's Common Shareholders was to fill a vacancy caused by death or retirement and was approved by a vote of at least two-thirds of the Trustees then still in office and who either were Trustees at the beginning of such period or whose election or nomination for election was previously so approved, shall be deemed to have been in office at the beginning of such period for purposes of this definition.

            (iii) If a Participant's employment by the System or one
                  of its subsidiaries terminates during the three-year employment period described in paragraph 9(g)(i) by reason of his or her retirement, as determined by the Committee, the Committee may, in its discretion, specify that the interest of the Participant in any Grant Shares then subject to forfeiture shall become vested at that time, at a future date, or upon the completion of such other conditions as the Committee may provide.

10. Rights as Shareholder. Except as otherwise provided in paragraphs 9 and 13, a Participant shall have all of the rights of a shareholder of the System with respect to the Grant Shares registered in his or her name, including the right to vote such Grant Shares and receive dividends and other distributions paid or made with respect to such Grant Shares. A Participant shall have the right to purchase Shares from such dividends and/or to reinvest dividends through the System's Dividend Reinvestment and Common Share Purchase Plan, and any such Shares purchased shall be immediately vested and not subject to forfeiture.

11. Share Dividends; Share Splits; Share Combinations; Recapitalization. The Board of Trustees of the System may make appropriate adjustments in the maximum number of Shares subject to the Plan to give effect to any share dividends, Share splits, Share combinations, recapitalizations and other similar changes in the capital structure of the System. The provisions contained in the Plan shall apply to any other capital shares of the System, and any other securities which may be acquired by the Participant as a result of a Share dividend, Share split, Share combination, or exchange for other securities resulting from any recapitalization, reorganization or any other transaction affecting the Grant Shares.

12. No Employment Commitment; Tax Treatment. Nothing herein contained shall be deemed to be or constitute an agreement or commitment by the System to continue the Participant in its employ. The System makes no representation about the tax treatment to the Participant with respect to receiving, holding or disposing of the Grant Shares, including the possible application of Section 83 of the Code.
                                    PAGE 29


13. Legends. Unless and until Grant Shares are fully vested, certificates evidencing ownership of Grant Shares shall be kept under the possession and control of the System and shall contain appropriate statements setting forth the conditions and restrictions applicable to such Grant Shares as are set forth herein. At the time restrictions have lapsed, the System will, upon satisfaction by the Participant of all withholding and other tax obligations, issue a new certificate without restrictions.

14.   Termination or Amendment of Plan.
      (a) Except as provided in paragraph 14(b), the Board of Trustees may at any time suspend, reinstate, or terminate the Plan or make such changes in or additions to the Plan as it deems advisable without further action on the part of the shareholders of the System, provided:

            (i) that no such termination or amendment shall adversely affect or impair any then issued and outstanding Grant Shares without the consent of the Participant holding such Grant Shares; and

            (ii) that no such amendment which (a) materially increases the maximum number of Grant Shares subject to this Plan; (b) materially increases the benefits accruing to Participants under the Plan; or (c) materially modifies the requirement as to eligibility for participation in the Plan may be made without first obtaining shareholder approval if independent legal counsel advises that such approval is necessary.

      (b) In the event of a change in control (as defined in Section 9 (g)(ii)), the System may neither terminate the Plan nor reduce benefits under the Plan with respect to those individuals who are Participants as of the date of the change in control.

15. Indemnification of Committee. In addition to such other rights of indemnification as they may have as Trustees or as members of the Committee, each member of the Committee shall be indemnified by the System against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which he/she may be a party by reason of any action taken or any failure to act under or in connection with the Plan, or any Incentive Award granted thereunder, and against all amounts paid by him/her in settlement thereof, provided such settlement is approved by independent legal counsel selected by the System, or paid by him/her in satisfaction of a judgment in any such action, suit or proceeding that such Committee member is liable for misconduct in his or her duties;
                                    PAGE 30


      provided that within 60 days after the institution of such action, suit or proceeding, the Committee member shall in writing offer the System the opportunity, at its own expense, to handle and defend the same.

16. Governing Law. This Plan shall be subject to and construed in accordance with the laws of the Commonwealth of Massachusetts.

                                    PAGE 31






                                                Commonwealth
                                                Energy System
                                                1993 Financial
                                                Information
















































                                                Exhibit A
                                    PAGE 32


                                   CONTENTS


Management's Discussion and Analysis of Financial Condition
  and Results of Operations....................................      33


Management's Report............................................      46


Report of Independent Public Accountants.......................      47


Consolidated Balance Sheets....................................      48-49


Consolidated Statements of Income..............................      50


Consolidated Statements of Cash Flows..........................      51


Consolidated Statements of Capitalization......................      52


Consolidated Statements of Changes in Common Shareholders'
  Investment and Consolidated Statements of Changes in
  Redeemable Preferred Shares..................................      53


Notes to Consolidated Financial Statements.....................      54-66


Selected Financial Data........................................      67

                                    PAGE 33


                          COMMONWEALTH ENERGY SYSTEM
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

      Earnings

      Earnings and earnings per common share by organizational element for the three-year period are summarized in the table below:

                                1993              1992              1991
                                     Per               Per               Per
                           Amount   Share    Amount   Share    Amount   Share
                             (Dollars in Thousands Except Per Share Amounts)

      Electric             $28,742  $2.82    $23,295  $2.31    $29,249  $2.94
      Gas                   15,746   1.54     13,253   1.32      2,024    .20
      Other                    116    .01      2,058    .20      1,652    .17
                            44,604   4.37     38,606   3.83     32,925   3.31
      Freetown write-down      -       -         -       -     (14,805) (1.49)
        Total              $44,604  $4.37    $38,606  $3.83    $18,120  $1.82

      Parent company earnings and dividends on preferred shares were allocated among the electric, gas and other operations of the system based on the Parent's equity investment in each segment.

      1993 versus 1992

      In 1993, earnings improved by 15.5% due, in part, to a significant reduction in other operation expense ($12.6 million or 6.1%) that reflects the system's continued cost containment efforts. These efforts included the shutdown of the Cannon Street generating station in late 1992 which had a $1.5 million impact on other operation expense and a second quarter work force reduction that provided a net payroll savings of $1.6 million. A $2.7 million decline in the provision for bad debt expense that resulted from improved collection experience also contributed to the reduction in other operation. Other factors contributing to the improved earnings were: 1) higher retail electric unit sales as well as an increase in firm gas sales during the heating season; 2) new base rates for Cambridge Electric Light Company, effective June 1, 1993 ($7.2 million on an annual basis); 3) the recognition of "lost base revenues" ($2.4 million) relating to electric conservation and load management (C&LM) programs; and 4) the reversal of a reserve ($3.8 million) following the resolution of uncertainties related to the system's Seabrook investment which was included in retail base rates by the Massachusetts Department of Public Utilities (DPU) in Cambridge Electric's June 1993 rate order.

      1992 versus 1991

      Contributing to the overall increase in 1992 operating results were:
1) significantly improved gas operations due to a 9.4% increase in firm unit sales and a full year of higher base rates ($22.8 million) authorized in November 1991; 2) the absence in 1992 of the Freetown Energy Park write-down in late 1991; 3) lower short-term interest rates ($2.7 million); 4) a return to more seasonable winter temperatures during the heating season; and 5) cost control measures designed to eliminate or delay expenditures. Earnings from electric operations declined due, in part, to: 1) the need for higher base rates for Cambridge Electric; 2) the undercollection of $3 million, due to the existing cost recovery mechanism, of certain long-term purchased power capacity costs; and 3) a decreased return on equity due to declining net plant investment bases.
                                    PAGE 34


      Electric Revenues and Unit Sales

      Electric operating revenues for the years 1993, 1992 and 1991 consisted of:

                                           1993         1992         1991
      Operating Revenues - In Thousands
        Retail                           $513,160     $483,151     $488,539
        Wholesale                         105,445      108,197      112,261
        Other                               5,415        5,921        6,571
            Total                        $624,020     $597,269     $607,371

      Unit sales (in Megawatthours or MWH) for the years 1993, 1992 and 1991 consisted of:

                            1993                1992                 1991

                                       %                   %
                                    Change              Change
          Residential     1,744,181   1.0    1,726,139    1.9     1,694,445
          Commercial      2,008,213   2.9    1,951,228    1.1     1,929,852
          Industrial
            and Other       803,630   1.4      792,505    1.2       782,799
          Total Retail    4,556,024   1.9    4,469,872    1.4     4,407,096
          Wholesale       3,665,089  (6.0)   3,898,924   (3.2)    4,027,714
            Total         8,221,113  (1.8)   8,368,796   (0.8)    8,434,810

      Customers served      352,000   1.1      348,000     -        348,000

      In 1993, electric operating revenues increased $26.8 million (4.5%) due primarily to the net increase in fuel and purchased power costs of $35.8 million (11.4%), the base rate increase for Cambridge Electric ($7.2 million on an annualized basis), a 1.9% increase in retail unit sales and the recovery of approximately $2.4 million in lost base revenues related to electric C&LM programs. Partially offsetting these increases was a lower level ($9 million) of C&LM program costs. The decline in wholesale revenues of $2.8 million or 2.5% was due to a 5.9% drop in unit sales to non-associate utilities. Fluctuations in the level of wholesale electric sales have little, if any, impact on earnings.

      For 1993, retail electric unit sales increased 1.9%, as each customer segment continued to show improvement, offset somewhat by the impact of conservation programs. In particular, unit sales reflect a moderate increase in customers, primarily residential, a greater demand for power from commercial and seasonal customers, reflecting an improving economy and to a lesser extent, more extreme weather conditions resulting in additional use to meet heating or air conditioning requirements.

      1992 operating revenues decreased $10.1 million, or 1.7%, despite a net increase in fuel and purchased power costs of $30.3 million or 10.7%, a 1.4% increase in retail unit sales and a full year of higher base rates for Commonwealth Electric Company. This reduction was due primarily to a $26.3 million or 62% decrease in C&LM costs at Commonwealth Electric and Cambridge Electric and a $6.9 million revenue decline associated with the operation of Seabrook 1. Wholesale revenues in 1992 declined 3.6% due to a 3.2% drop in unit sales to non-associate utilities and the New England Power Pool.

      Revenues during a portion of 1991 and through 1993 also reflect the impact of Commonwealth Electric's Economic Development Rate which became effective on October 1, 1991. Revenues were lower by $1.5 million, $1.3 million and $552,000 in 1993, 1992 and 1991, respectively. These amounts represent the difference between what certain commercial and industrial customers would have paid prior to the availability of this rate. For additional information on this special rate, refer to the "Rates and Regulatory Matters" section of this discussion.
                                    PAGE 35


      Retail electric unit sales increased by 1.4% in 1992 primarily due to increases in the residential sector caused by a return to more normal (colder) temperatures in the first and fourth quarters of the year, offset somewhat by a cooler than average summer, C&LM programs and the prolonged negative impact of the state's depressed economic condition.

      Fuel and Purchased Power

      The cost of fuel used for electric generation and purchased power per KWH sold was $.042, $.037 and $.034 for 1993, 1992 and 1991, respectively. These costs constitute 56%, 52% and 47% of electric operating revenues for the respective years. The upward trend since 1991 reflects the impact of the system's contractual obligations to take higher-cost power contracted for in the 1980s when the system's customer base grew dramatically and forecasts predicted continued growth. These contracts, which are typically long-term, will continue to drive costs up as additional capacity comes on line. The system is currently involved in negotiations to restructure or buy out certain of these long-term contracts.

      For 1993 and 1992, fuel and purchased power costs increased $35.8 million or 11.4% and $30.3 million or 10.7%, respectively, due to higher unit sales in both years and the contractual obligations discussed above including additional power purchases from certain gas-fired independent power producing
(IPP) facilities. Both 1993 and 1992 reflect reduced generation from Canal Electric Company's units (for sales to non-associate utilities) and other oil-fired units. The increased costs for power from the IPPs and other sources were offset somewhat by lower Seabrook 1 costs in both years.

      Reflected in the 1993 and 1992 cost is the increased use of a cleaner burning but more expensive (1% sulphur) fuel oil at Canal Electric. In addition, fuel and purchased power expense for 1993, 1992 and 1991 includes $5.6 million, $3.9 million and $872,000, respectively, of capacity-related costs associated with certain purchased power contracts that were not recovered in revenues due to the mechanism established by the DPU. The impact of this underrecovery reduced net income by $3.4 million, $2.5 million and $538,000 in 1993, 1992 and 1991, respectively. (Refer to the "Rates and Regulatory Matters" section of this discussion for more information.)

      The system's energy mix, including purchased power, was as follows:

                                     1993         1992        1991

      Oil                             31%          41%         42%
      Nuclear                         26           27          31
      Natural gas                     29           21          15
      Waste-to-energy                  8            7           7
      Hydro                            3            2           3
      Coal                             3            2           2
        Total                        100%         100%        100%

      The system's energy mix has shifted during the last several years from oil to natural gas and other types of generation due to the availability of capacity from IPP facilities and, to a lesser extent, an effort to reduce its reliance on oil. In 1993, Commonwealth Electric began receiving power from:
1) an 11.1% entitlement in a 240 megawatt (MW) gas-fired cogeneration facility, 2) a 17.2% entitlement in a 160 MW gas-fired cogeneration facility,
3) additional energy from the expansion of a waste-to-energy plant and 4) an extended commitment to exchange 50 MW (25 MW in 1992) of Canal's oil-fired generation with 50 MW of pumped storage capacity from non-affiliate New England Power Company's Bear Swamp Units. In 1991, Canal arranged for a long-term exchange of power with Central Vermont Public Service Company (CVPS) whereby 50 MW from Canal's oil-fired Unit 2 was exchanged for 25 MW from CVPS's Vermont Yankee nuclear unit and 25 MW from its Merrimack Unit 2 coal-fired facility. This agreement expires in October 1995. In certain circumstances, it is possible to exchange capacity with another utility so that the mix of power improves the pricing for dispatch for both the seller
                                    PAGE 36


and the purchaser. The Canal/Bear Swamp transaction alone will save the system's customers $2.7 million over a four-year period that began in June 1993. These exchanges and other future capacity purchased power contracts with natural gas-fired IPPs will continue to shift the system's energy mix from oil to other energy sources. In addition to power purchases, the system is actively pursuing sales of certain available capacity to utilities in and outside the New England region.

      Oil-fired generation, although reduced from prior years' levels, still accounts for a major percentage of the system's total sources, including purchased power. Average oil prices in 1993 at Canal's generating plant, a major supplier of electricity for the system, were $14.02 per barrel as compared to $12.95 and $12.53 per barrel in 1992 and 1991, respectively. In conformance with tighter restrictions on stack emissions, the Commonwealth of Massachusetts mandated a reduction in sulphur dioxide emissions requiring the periodic use of lower-sulphur (1%) content oil. In 1993, 1% oil averaged $15.16 per barrel, a 12.1% decrease from the $17.25 cost in 1992. However, lower-sulphur oil displaced 57.5% of the higher-sulphur (2.2%) content oil as compared to 24% in 1992. This higher cost oil is reflected in the total average cost per barrel for 1993 and 1992 but was not used at Canal in 1991. The price of oil is expected to average approximately $15.62 per barrel in 1994.

      Gas Revenues, Unit Sales and Cost of Gas

      Gas operating revenues for the years 1993, 1992 and 1991 consisted of:

                                          1993        1992        1991
      Operating Revenues - In Thousands

        Firm                            $293,552    $284,879    $241,619
        Interruptible                      5,367       6,389       7,590
        Other                              3,725       3,606       3,030
            Total                       $302,644    $294,874    $252,239

      Unit sales (in billions of British thermal units or BBTU) for the years 1993, 1992 and 1991 consisted of:

                          1993                 1992                1991

                                    %                   %
                                  Change              Change
        Residential       22,252  (0.6)       22,392    12.8      19,851
        Commercial        10,931   0.2        10,913    14.0       9,575
        Industrial
          and Other        6,036  (7.2)        6,505    (6.7)      6,969
        Total Firm        39,219  (1.5)       39,810     9.4      36,395
        Interruptible      1,896 (23.1)        2,464   (16.1)      2,937
          Total           41,115  (2.7)       42,274     7.5      39,332

      Customers served   232,000   2.2       227,000    (0.4)    228,000

      For 1993, gas operating revenues rose $7.8 million (2.6%) due primarily to increases in C&LM costs ($4.8 million) which are being recovered through a Conservation Charge (CC) decimal effective in late 1992 and the cost of gas sold ($2.4 million). Also contributing to the increase in revenues were transition costs ($1.4 million) associated with the implementation of the Federal Energy Regulatory Commission's (FERC) Order No. 636 (refer to the "Cost Recovery" section of this discussion) and an increase in firm transportation revenues ($474,000). Offsetting these increases somewhat were lower unit sales.

      Operating revenues for 1992 increased $42.6 million or 16.9% due to a $15.1 increase in the cost of gas sold, new base rates approved for Commonwealth Gas effective November 1, 1991, a 9.4% increase in firm unit sales and a nearly $600,000 increase in firm transportation revenues.
                                    PAGE 37


      Firm gas sales declined by 1.5% in 1993, including a 10.9% decline in sales to industrial customers; however, firm sales during the heating season when seasonal rates are in effect increased by nearly 3%. Although interruptible sales decreased 23% during 1993, these sales have little, if any, impact on net income. In 1992, firm unit sales increased 9.4% due to significantly higher residential and commercial customer use caused by colder temperatures in the first and fourth quarters. The variations from year to year in weather conditions, particularly during the heating seasons, cause gas usage to fluctuate. 1992 weather patterns were more normal than 1991.

      Customers increased at a rate of 2.2% in 1993 due to new home construc-tion and conversion activity. The fluctuation in interruptible sales during the three-year period reflects the competitive market conditions for energy resources. However, interruptible sales have little impact on earnings.

      The cost of gas sold per MMBTU averaged $3.81, $3.65 and $3.54 in the years 1993, 1992 and 1991, respectively. In 1994, the cost of gas is expected to cost approximately $4.40 per MMBTU due to the impact of FERC Order No. 636 and rising transportation costs.

      Other Operation and Maintenance

      In 1993, other operation decreased $12.6 million or 6.1% due to the absence in the current year of costs associated with Commonwealth Electric's Cannon Street generating station ($1.5 million) which ceased operations in October 1992 and the net savings of $1.6 million ($5.3 million in payroll savings less $3.7 million in severance costs) associated with the second quarter work force reduction. Also contributing to the decrease in costs in 1993 was the provision for bad debts expense which declined $2.7 million or 22.8% due to improved payment experience, lower liability insurance costs of $1.7 million due to lower claims, lower Seabrook operating costs of $1.7 million and a decline in employee medical and life insurance costs of $800,000. Offsetting these decreases somewhat was an increase in pension costs of $1.2 million.

      In 1992, other operation increased 6.1% due to higher costs for medical and other types of insurance and consulting fees incurred primarily as a result of an independent management audit which was conducted for Commonwealth Electric during the year by order of the DPU. Also, the provision for bad debts increased by $900,000 reflecting the difficult economic conditions in the system's service territory and a decline in fuel assistance programs. Offsetting these increases in 1992 was a $2.2 million reduction in net pension expense as a result of asset valuation changes and Commonwealth Electric's deferral of $1.4 million of accrued pension costs pursuant to rate-making treatment. Additionally in 1992, there were positive results from the system's cost containment efforts, including reduced overtime, work force reductions through attrition, early retirements and the elimination of forty positions and associated costs with the closing of Commonwealth Electric's Cannon Street generating station in the fourth quarter.

      The total number of full-time employees declined 11.7% to 2,217 in 1993 from 2,510 employees at year-end 1991. Management views the current work force level to be adequate for service to its customers.

      On October 1, 1992, Commonwealth Electric ceased power generation at its 59 MW Cannon Street station located in New Bedford, Massachusetts. Fuel costs for this facility were $544,000 and $2.1 million in 1992 and 1991, respective-ly, and operations and maintenance costs were $2.2 million and $2.4 million in 1992 and 1991, respectively. After reviewing several alternatives for the facility including re-powering, management decided to abandon the plant in 1993. The sharp decline in electric demand brought about by an economic slowdown was a key factor in the decision to close the plant. Additionally, forecasts for electric demand indicated an excess regional supply in the near term and no need for increased generating capacity until the late-1990s or beyond. In 1993, a regulatory asset was established for the net book value of the plant of approximately $4 million in anticipation of recovery.
                                    PAGE 38


      Maintenance in 1993 increased by $700,000 or 1.9% due primarily to a scheduled major inspection and overhaul of the Canal 2 boiler, turbine and generator. In 1992, maintenance decreased $4.5 million or 10.1% due to reduced transmission and distribution related costs and the absence of major repairs to Canal Unit 1 that were experienced in 1991.

      Depreciation, Amortization and Taxes

      Despite the higher level of depreciable plant, depreciation expense declined by approximately $700,000 or 1.6% during 1993 due to an adjustment made to the accrual rate used by Canal Electric to reflect an extension of the depreciable life of Unit 1 from 1996 to 2002. This change reduced depreciation expense for the year 1993 by approximately $3.5 million but had no impact on net income because the new estimate is reflected in bills to customers. The abandonment of the Cannon Street generating station also contributed to the decrease in 1993. In 1992, depreciation increased by 2.9% due to a higher level of depreciable plant-in-service.

      The decline in amortization for 1993 of $1.7 million or 21.9% was due to the absence in the current period of amortization costs related to Commonwealth Gas' automated mapping system. In 1992, the $5 million rise in amortization costs was due to a change made in 1991 in the recovery period of Seabrook 1 non-construction costs from one year to ten years pursuant to a settlement with the FERC. Amortization of these costs began with commercial operation of the unit in 1990.

      Income tax expense increased $7.7 million or 37.5% in 1993 due to the significantly higher level of pretax income, and to a lesser extent, an increase in the federal income tax rate to 35%, retroactive to January 1, 1993. In 1992, income tax expense increased $1.6 million or 8.7% as a result of higher pretax income from the system's primary businesses.

      The 2.7% change in local property taxes in 1993 primarily reflects higher property tax rates. Local property taxes increased in 1992 by $3.9 million or 32% reflecting higher tax rates and/or assessments in the majority of the communities the system serves and also reflected a $435,000 increase in the nuclear station property tax assessed by the State of New Hampshire on the joint owners of Seabrook. The 3.8% increase in payroll and other taxes for 1993 was due to an increase in unemployment tax rates.

      Conservation and Load Management (C&LM)

      Cambridge Electric, Commonwealth Electric and Commonwealth Gas have received approval from the DPU to recover in revenues costs associated with C&LM programs through the operation of a Conservation Charge (CC) decimal on a dollar-for-dollar-basis. For the years ended December 31, 1993, 1992 and 1991, C&LM costs (including amortization of prior period amounts) were as follows:

                                     1993        1992          1991
                                         (Dollars in Thousands)

      Cambridge Electric            $ 2,905     $ 4,246       $ 8,135
      Commonwealth Electric           4,165      11,826        34,199
      Commonwealth Gas                5,094         286           -
                                    $12,164     $16,358       $42,334

      Other Income

      The substantial increase in other income during 1993 reflects the reversal of a reserve ($3.8 million pretax) related to the system's Seabrook 1 investment. The decision to eliminate the reserve was prompted by the allowance of Seabrook 1 costs in base rates at the state level for Cambridge Electric. Offsetting this, in part, was the absence in the current year of an equity component of allowance for funds used during construction (AFUDC). The $1.8 million in equity AFUDC for 1992 resulted from an adjustment to reflect a
                                    PAGE 39


final FERC settlement which provided for the full recovery of the system's Seabrook investment.

      Other income increased by 110% in 1992 due to the absence of the $14.8 million after-tax write-down which resulted from cancellation of the Freetown Energy Park project and the $1.8 million equity component of AFUDC which relates to the aforementioned FERC settlement. Also included in 1992 was Commonwealth Electric's Hurricane Bob (August 1991) expenses of $9.2 million ($5.7 million after-tax) which had been deferred in 1991 pending regulatory action. The impact of this write-off was neutralized by receipt of DPU and Internal Revenue Service authorization to retain certain tax reserves which would normally be returned to customers.

      Interest Charges

      For 1993, interest charges increased $2.5 million or 6.1% due to a lower level of AFUDC debt resulting from the Seabrook settlement noted previously and an increase in interest on long-term debt of $700,000 primarily due to the issuance of $65 million in new long-term notes in the first quarter of 1993. Somewhat offsetting these increases was a $300,000 decline in other interest charges that was due to lower interest rates and a lower average level of short-term borrowings ($103 million versus $126 million). Interest rates on short-term bank borrowings averaged 3.5% in 1993 as compared to 4% for 1992. Total interest charges decreased 11% in 1992 due primarily to a $1.5 million increase in the debt component of AFUDC relating to the Seabrook investment and a $2.7 million or 27.5% reduction in short-term interest charges. Despite a higher average level of bank borrowings created, in part, by the retirement of several long-term debt issues during 1992, short-term interest declined due to lower interest rates on bank borrowings (4% versus 6.3% for 1991).

      New Accounting Standards

      Effective January 1, 1993, the system adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement establishes new accounting and reporting standards for postretirement benefits other than pensions. For further information, refer to Note 4(b) of the Notes to Consolidated Financial Statements.

      In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). The system is required to adopt this statement effective January 1, 1994. SFAS 112 requires employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement (postemployment). Those benefits include salary continuation, supplemental employment benefits, severance benefits, disability-related benefits and continuation of benefits such as health care and life insurance coverage if each of the following conditions are met: 1) the obligation is attributable to employee services already rendered, 2) employees' rights to those benefits accumulate or vest, 3) payment of the benefits is probable and 4) the cost of the benefits can be reasonably estimated. The system believes that the adoption of the provisions of SFAS 112 will not have a material impact on its financial position or results of operations.

Rates and Regulatory Matters

      Certain System utility subsidiaries operate under the jurisdiction of the DPU, which regulates retail rates, accounting, issuance of securities and other matters. The DPU requires historic test-year information to support changes in rates. In addition, Canal Electric, Cambridge Electric and Commonwealth Electric file their respective wholesale rates with the FERC.
                                    PAGE 40


      Retail Rate Proceedings

      The most recent general rate proceedings approved by, or settled with, the DPU for the System's retail electric and gas subsidiaries are as follows:

                                                             Return on
                          Effective                            Common  Total
                            Date       Requested  Authorized   Equity  Return
                                       (Dollars in Millions)

Cambridge Electric      June 1, 1993     $10.2      $ 7.2       11%     9.95%
Commonwealth Gas      November 1, 1991    27.7       22.8       13% *  11.22%*
Commonwealth Electric   July 1, 1991      17.3       10.9       12%    10.49%

* Returns are for accounting purposes only.

      On May 28, 1993, the DPU issued an order, based on a June 30, 1992 test year, increasing Cambridge Electric's retail revenues by approximately $7.2 million, or 6.4%. More than 80% of the increase related to: 1) plant additions since Cambridge Electric's last retail rate proceeding in 1989; 2) capacity costs associated with certain long-term purchased power contracts; and 3) costs of postretirement benefits other than pensions. The costs associated with postretirement benefits other than pensions were determined in accordance with SFAS No. 106. The DPU authorized recovery of these costs over a four-year period with carrying costs on the deferred portion. The new base rates also reflect costs associated with power from the Seabrook nuclear power plant which are billed to Cambridge Electric by Canal Electric. Previously these costs were recovered through Cambridge Electric's Fuel Charge decimal.

      The Commonwealth Gas settlement provided an 11.3% increase in revenues (9% of 1990 revenues) and was the company's first rate increase request since May 1987. The increase was necessitated by the rising costs of providing service to customers and substantial expenditures to upgrade, improve and maintain the Commonwealth Gas distribution system.

      The Commonwealth Electric rate order provided a 3.1% increase in revenues over the test year ended June 30, 1990. The DPU also ordered the Company to undertake an independent management audit in 1992. In October 1992, the DPU released the results of the audit which evaluated existing activities and processes and identified opportunities for improved operations in the areas of strategic planning, budget development, control of capital and operational costs, management of outside services, employment policies and customer services. Throughout 1993, follow-up discussions were held between Commonwealth Electric and the DPU regarding the status of each audit recommendation with both parties expressing overall satisfaction with their progress. Changes in the implementation plan were discussed, with the plan expected to be complete in 1994.

      Economic Development Rate

      In an effort to foster industrial development in its service area, Commonwealth Electric began offering an Economic Development Rate (EDR) on October 1, 1991. The rate is offered to new or existing industrial customers who have an electric demand of 500 kilowatts or more and meet specific financial and other criteria. As of December 31, 1993, twenty-two industrial customers are benefitting from this special rate. The rate is available for a six-year term. In 1993, the DPU conducted a generic investigation into EDRs and rendered a decision on September 1, 1993 that established rate design guidelines and minimum customer eligibility requirements. Commonwealth Electric refiled its EDRs to comply with the ruling. The new EDR is available to both commercial and industrial customers with loads greater than 500 kilowatts. Commonwealth Electric also received approval for a Vacant Space Rate which it filed in conformance with the new EDR guidelines that is available to qualifying small commercial and industrial customers who establish loads in previously unoccupied building space.
                                    PAGE 41

      Cost Recovery

         Fuel and Purchased Power and Purchased Gas

      Commonwealth Electric and Cambridge Electric file Fuel Charge rate schedules, subject to DPU regulation, under which they are allowed current recovery, from retail customers, of fuel used in electric generation and a substantial portion of purchased power, demand and transmission costs.

      Cambridge Electric and Commonwealth Electric collect a portion of their capacity-related purchased power costs associated with certain long-term power arrangements through base rates. The recovery mechanism for these costs uses a per kilowatthour (KWH) factor that is calculated using historical (test-period) capacity costs and unit sales. This factor is then applied to current monthly KWH sales. When current period capacity costs and/or unit sales vary from test-period levels, Cambridge Electric and Commonwealth Electric experience a revenue excess or shortfall which can have a significant impact on net income. All other capacity and energy-related purchased power costs are recovered through the Fuel Charge. Cambridge Electric and Commonwealth Electric made a filing in late 1992 with the DPU seeking an alternative method of recovery. This request was denied in a letter order issued on October 6, 1993. However, Cambridge Electric and Commonwealth Electric were encouraged by the DPU's acknowledgement that the issues presented warrant further consideration. The DPU encouraged each company to continue to work with other interested parties, including the Attorney General of Massachusetts, to reach a consensus solution on the issue for consideration in each company's next base rate proceeding.

      Commonwealth Gas has a standard seasonal Cost of Gas Adjustment rate schedule which provides for the recovery, from firm customers, of purchased gas costs not recovered through base rates. These adjustment charges, which require DPU approval, are estimated semi-annually and include credits for gas pipeline refunds and profit margins applicable to interruptible sales. Actual gas costs are reconciled annually as of October 31, and any difference is included as an adjustment in the calculation of the decimals for the two subsequent six-month periods.

      On April 8, 1992, the FERC issued Order No. 636 (Order 636), requiring interstate pipelines to unbundle (separate) existing gas sales contracts into separate components (gas sales, transportation and storage services). Order 636 provides mechanisms which will allow customers to reduce the level of firm services from pipelines and permits the "brokering" of excess capacity on a temporary or permanent basis. Order 636 also requires pipelines to provide transportation services which allow customers to receive the quality of service they had with bundled contracts. Refer to Note 2(g) of the Notes to Consolidated Financial Statements for more information.

         C&LM Programs

      The system has implemented cost-effective C&LM programs for its gas and electric ratepayers which are designed to reduce future energy use. On June 30, 1993, the DPU issued an order in Phase I of a C&LM cost recovery filing made by Cambridge Electric and Commonwealth Electric which allows the recovery of "lost base revenues" from electric customers. The recovery of lost base revenues is allowed by the DPU to encourage effective implementation of C&LM programs. The KWH savings that are realized as a result of the successful implementation of C&LM programs serve as the basis for determining lost base revenues. The amount to be recovered is approximately $3.6 million for Commonwealth Electric and Cambridge Electric combined and is based on anticipated KWH savings for the eighteen-month period beginning January 1, 1993. The revenue will be recovered from customers over a twelve-month period which began July 1, 1993. Through December 31, 1993, the combined recovery was approximately $2.4 million.

      On October 25, 1993, the DPU issued an order in Phase II of the C&LM proceeding. In that order, the DPU disallowed approximately $195,000 in expenditures that it determined exceeded benefits to customers. In addition,
                                    PAGE 42

the DPU ruled that approximately $1.6 million in C&LM Task Force related expenditures are not recoverable by Commonwealth Electric and Cambridge Electric "at this time" because certain programs have yet to be implemented and thus ratepayers are receiving no current benefits. The Companies have removed these costs from the current CC decimal. Commonwealth Electric and Cambridge Electric are continuing with the development of the programs and plan to seek recovery of these costs in a subsequent filing with the DPU. Based on the language in the order and subsequent discussions with the parties involved in the proceeding, management believes that the ultimate recovery of a substantial portion of these costs is likely.

      Commonwealth Gas offers conservation measures to its residential, commercial and industrial customers through formal programs approved by the DPU in June 1992. On November 1, 1992, Commonwealth Gas implemented separately stated CC decimals pursuant to its cost-recovery mechanism.

Environmental Matters

      Commonwealth Gas is a potentially responsible party (PRP) in the Sullivan's Ledge Superfund site in New Bedford, Massachusetts. In 1990, Commonwealth Gas agreed to a settlement regarding this site and its share of clean-up costs is presently estimated to be $1.8 million and is reflected on the Consolidated Balance Sheets. Sampling work at the site indicates that a more extensive clean-up than originally contemplated may be required, although the financial impact of these findings is not presently known. The settling parties for the site are now pursuing claims against a number of non-settling PRPs, and any amounts recovered through those claims will be applied to offset the settling parties' liabilities.

      Commonwealth Gas is evaluating a former gas manufacturing plant site in Worcester, Massachusetts, and a proposal for a comprehensive assessment of this site has been prepared, and it is possible that this site may require substantial remediation work due to the suspected presence of hazardous substances. However, the cost of remediation cannot be estimated at this time.

      Commonwealth Gas anticipates recovery of costs associated with the clean-up of such sites from its customers through a procedure established in a generic order issued by the DPU, wherein such costs are recovered through an element of the existing Cost of Gas Adjustment Clause (CGA).

      COM/Energy Research Park Realty (RPR), another system subsidiary, owns a parcel of land on Third Street in Cambridge, Massachusetts, which was also formerly the site of a gas manufacturing facility. While the Massachusetts Department of Environmental Protection has not designated this site as being contaminated by hazardous substances, it is expected that RPR, in conjunction with any future development of this site, will conduct a site assessment to determine if clean-up activities are necessary. RPR, a non-regulated entity, would be responsible for the costs associated with any such activities.

      In October 1993, the system reached an agreement with Montaup Electric Company (the 50% owner of Canal Unit 2) and Algonquin Gas Transmission Company to build a natural gas pipeline that will serve the Canal Unit 2 generating station, subject to regulatory approvals. Unit 2 will be modified to burn gas in addition to oil. The project will improve air quality on Cape Cod, enable the plant to exceed the stringent 1995 air quality standards established by the Massachusetts Department of Environmental Protection and strengthen the system's bargaining position as it seeks to secure the lowest-cost fuel for its customers. Plant conversion and pipeline construction are expected to be completed in 1996.

Liquidity and Capital Resources

      Overview

      Capital resources of the System and its subsidiaries are derived principally from retained earnings and equity funds provided through the
                                    PAGE 43

System's Dividend Reinvestment and Common Share Purchase Plan (DRP). Supple-mental interim funds are borrowed on a short-term basis and, when necessary, replaced with new equity and/or debt issues through permanent financing secured on an individual company basis. The System and its subsidiaries have over the years, maintained adequate financial resources and availability to the capital markets and further, do not anticipate a change in 1994 or beyond. The System purchases 100% of all subsidiary common stock issues and provides, to the extent possible, a portion of the subsidiaries' short-term financing needs. In 1993, the System purchased $53 million in subsidiary stock which provides funds for subsidiary companies' construction programs, current operations, debt service and other capital requirements.

      Capital Requirements

      Construction expenditures for 1993 were $54.6 million, including AFUDC. Sinking fund requirements and redemptions of long-term debt amounted to $44 million for a total capital requirement of $98.6 million, a decrease of $11.9 million from the 1992 level. Of this amount, $51.1 million, or 52%, was provided from internally generated funds. The system anticipates that future capital requirements, as shown below, will be met primarily through internally generated funds, supplemented by a combination of debt and equity financings. The timing and amount of future debt and equity financings will be dictated by economic and financial market conditions and the needs of system subsidiaries.

      Capital requirements estimated for 1994 through 1998 are as follows:

                                    1994   1995  1996  1997  1998  Total
                                           (Dollars in Millions)
      Construction expenditures
         including AFUDC            $ 72   $ 76  $ 80  $ 67  $ 63  $358
      Retirement of long-term debt
         and preferred shares         16     32    42    22    27   139
             Total                  $ 88   $108  $122  $ 89  $ 90  $497

      Sources of Capital

      On March 31, 1993, Commonwealth Electric Company issued long-term notes totaling $65 million and 437,500 shares of Common Stock ($25 par value) for $35 million. The notes, which were sold through a private placement with institutional investors, consisted of the following:

         10 Year, 7.43% Notes, Due 2003                  $15,000,000
         15 Year, 7.70% Notes, Due 2008                   10,000,000
         20 Year, 7.98% Notes, Due 2013                   25,000,000
         30 Year, 8.47% Notes, Due 2023                   15,000,000
                                                         $65,000,000

      The proceeds from the notes, together with the proceeds from Commonwealth Electric's sale of common stock to the System, were used to repay outstanding short-term debt incurred to temporarily finance additions to property, plant and equipment, and the early retirement on March 1, 1993 of three series of long-term debt, as follows:

         Series E, 8.125% Notes, Due 1995                $ 4,860,000
         Series B, 6.125% Notes, Due 1997                  4,440,000
         Series F, 8.375% Notes, Due 1998                 12,000,000
                                                         $21,300,000

      Commonwealth Electric paid a premium totaling $337,000 on the early retirement of the debt and is amortizing this amount to expense over the remaining original life of the retired issues.

      On December 1, 1993, Canal Electric redeemed its Series D, 11.125% Bonds due December 1, 2007 totaling $9.3 million with short-term borrowings. Canal paid a premium of $279,000 on this early redemption and will amortize this amount to expense over the remaining original life of the retired issue.
                                    PAGE 44


      In late December 1993, Commonwealth Gas issued $35 million in First Mortgage Bonds, Series K, 7.11%, due December 30, 2033. The proceeds from this forty-year issue, together with an $18 million common stock issue purchased by the Parent, were used to repay a portion of short-term debt that had been incurred to temporarily finance construction expenditures and for other working capital needs. Additionally, Hopkinton LNG Corp. issued a $9 million Note with a variable rate, due in 1998. The proceeds were used primarily to refinance a $7 million Note, 7.11%, that matured during the fourth quarter of 1993. The balance was used to satisfy other working capital requirements.

      It is anticipated that approximately $337 million or nearly 68% of the projected capital requirements shown in the "Capital Requirements" section above will be provided from internal sources, a portion of which is the collection of accounts receivable generated from the sale of electricity, gas and steam to retail and wholesale customers. Other cash sources include rental income, dividends from investments, the sale of Common Shares through DRP and periodic short-term borrowings from banks.

      Capital financings during the five-year forecast period are projected to be issued by subsidiary companies, including common stock issued exclusively to the System as follows:

                                    1996    1997   1998   Total
                                      (Dollars in Millions)

        Long-term debt              $ 72    $ 38   $  9   $119
        Common stock                  32      29      -     61
           Total                    $104    $ 67   $  9   $180

      In addition, the System could raise further capital through the issuance of additional series of preferred shares or additional Common Shares; however, there are no projected financings of this type anticipated at this time.

      Cash provided by subsidiary company operations continues to be the primary source of funds in addition to proceeds from DRP. The proceeds from these sources were used to provide for the payment of dividends and meet capital requirements. The System believes its capital resources and liquidity are sufficient to meet its current and projected requirements.

      System companies also maintain lines of credit with banks. At December 31, 1993, short-term notes payable to banks were $72 million, a decrease of $93.6 million from last year's level of $165.6 million. Bank borrowings are used to temporarily fund construction projects and to repay the long-term debt of the System and its subsidiary companies ($37.6 million in 1993). Arrangements for bank lines of credit totaled $115 million in committed lines and $70 million in uncommitted lines at December 31, 1993, at which time $113 million was available to the system. At December 31, 1998, the system's level of bank borrowings is projected to be approximately $82 million.

      Subsidiary companies also participate in the COM/Energy Money Pool (the
Pool). This is an arrangement whereby subsidiary companies' short-term cash surpluses are used to help meet the short-term borrowing needs of the utility subsidiaries. In general, lenders to the Pool receive a higher rate of return than they otherwise would on such investments, while borrowers pay a lower interest rate than those available from banks.

      Capital Structure

      The system's objective is to maintain a capital structure that preserves an appropriate balance between debt and equity. All long-term debt, preferred shares and common equity issued by the system is ultimately used to repay
                                    PAGE 45


short-term debt. The system's capitalization structure, including maturing long-term debt, is presented below:

                           1992              1993                 1998
                                    (Dollars in Thousands)

Long-term debt        $368,092  42.6%   $458,893  51.9%     $441,288    45.6%
Preferred shares        16,300   1.9      15,480   1.8        11,380     1.2
Common equity          315,219  36.4     337,070  38.2       433,863    44.8
Short-term debt        165,600  19.1      71,975   8.1        81,705     8.4
Total Capitalization  $865,211 100.0%   $883,418 100.0%     $968,236   100.0%

                                    PAGE 46














                              MANAGEMEMT'S REPORT


      The financial statements presented herein are representations of the management of Commonwealth Energy System. Management recognizes its responsibility for the preparation and presentation of financial statements in conformity with generally accepted accounting principles. To fulfill this responsibility, management maintains a system of internal accounting controls including established policies and procedures and a comprehensive internal auditing program to evaluate the adequacy and effectiveness of accounting and operating controls, compliance with system policies and procedures and the safeguarding of system assets.

      The responsibility of our independent auditors' examination is limited to the expression of an opinion as to the fairness of the financial statements presented. The independent auditors are selected by the Board of Trustees and report their findings thereto through the Audit Committee, which is comprised of three outside Trustees. The Board of Trustees is responsible for ensuring that both the independent auditors and management fulfill their respective responsibilities as they pertain to these financial statements.



                                      JAMES D. RAPPOLI
                                      James D. Rappoli,
                                      Financial Vice President

February 17, 1994.
                                    PAGE 47


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



      To the Board of Trustees of Commonwealth Energy System:

      We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of COMMONWEALTH ENERGY SYSTEM (a Massachusetts trust) and subsidiary companies as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in common shareholders' investment, changes in redeemable preferred shares and cash flows for each of the three years in the period ended December 31, 1993.
These financial statements are the responsibility of the System and subsidiary companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the System and subsidiary companies as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

      As discussed in Note 4 to the consolidated financial statements, effective January 1, 1993, the System and subsidiary companies changed their method of accounting for costs associated with postretirement benefits other than pensions.


                                      ARTHUR ANDERSEN & CO.
                                      Arthur Andersen & Co.

Boston, Massachusetts
February 17, 1994.
                                    PAGE 48


                          Consolidated Balance Sheets
                          December 31, 1993 and 1992


                                                       1993        1992
                                                    (Dollars in Thousands)
Assets

Property, Plant and Equipment, at original cost
  Electric                                          $1,018,121   $1,014,997
  Gas                                                  322,314      303,756
  Other                                                 58,473       58,004
                                                     1,398,908    1,376,757
  Less-Accumulated depreciation and amortization       425,483      406,069
                                                       973,425      970,688
  Construction work in progress                          9,448        7,722
  Nuclear fuel in process                                1,641          155
                                                       984,514      978,565


Leased Property, net (Note 8)                           16,150       18,388


Equity in Corporate Joint Ventures
  Nuclear electric power companies (2.5% to 4.5%)        9,660        9,690
  Other investments                                      3,889        4,198
                                                        13,549       13,888

Current Assets
  Cash                                                   6,007        1,522
  Accounts receivable, less reserves of $7,761,000
    in 1993 and $6,861,000 in 1992                      93,663       85,325
  Unbilled revenues                                     43,279       47,656
  Inventories, at average cost-
    Electric production fuel oil                         1,440        3,792
    Natural gas                                         25,810       17,906
    Materials and supplies                               8,852       10,387
  Prepaid property taxes                                 8,220        7,509
  Prepaid income taxes                                     362        7,683
  Other                                                  6,649        6,220
                                                       194,282      188,000


Deferred Charges (Notes 1, 2 and 4)                    106,668       73,178


                                                    $1,315,163   $1,272,019

                                    PAGE 49


                          Consolidated Balance Sheets
                          December 31, 1993 and 1992

                                                       1993        1992
                                                    (Dollars in Thousands)

Capitalization and Liabilities

Capitalization (See separate statement)
  Common share investment                           $  337,070   $  315,219
  Redeemable preferred shares, less current
    sinking fund requirements                           15,480       16,300
  Long-term debt, less current sinking fund
    requirements and maturing debt                     448,893      361,092
                                                       801,443      692,611

Capital Lease Obligations (Note 8)                      14,456       15,487


Current Liabilities
  Interim Financing (Note 5)-
    Notes payable to banks                              71,975      165,600
    Maturing long-term debt                             10,000        7,000
                                                        81,975      172,600

  Other Current Liabilities-
    Current sinking fund requirements                    6,793        6,213
    Accounts payable                                    90,006       86,976
    Accrued taxes                                        9,090        8,078
    Accrued interest                                     7,325        6,576
    Dividends declared                                   7,544        7,716
    Capital lease obligations (Note 8)                   1,694        2,901
    Other                                               20,759       14,651
                                                       143,211      133,111
                                                       225,186      305,711



Deferred Credits
  Accumulated deferred income taxes                    156,851      146,328
  Unamortized investment tax credits                    30,774       32,274
  Other (Notes 1 and 2)                                 86,453       79,608
                                                       274,078      258,210



Commitments and Contingencies (Note 2)

                                                    $1,315,163   $1,272,019

The accompanying notes are an integral part of these consolidated financial statements.
                                    PAGE 50


                       Consolidated Statements of Income
                 Years Ended December 31, 1993, 1992 and 1991

                                                1993        1992       1991
                                                   (Dollars in Thousands)
Operating Revenues
  Electric                                    $624,020    $597,269   $607,371
  Gas                                          302,644     294,874    252,239
  Steam and other                               14,035      14,307     13,824
                                               940,699     906,450    873,434

Operating Expenses
  Fuel used in electric production,
    principally oil                             90,346     104,640    110,480
  Electricity purchased for resale             258,490     208,427    172,240
  Cost of gas sold                             156,709     154,304    139,169
  Other operation                              194,640     207,262    201,032
  Maintenance                                   40,574      39,836     44,312
  Depreciation                                  42,480      43,164     41,951
  Amortization                                   6,013       7,697      2,709
  Conservation and load management              12,164      16,358     42,334
  Taxes-
    Local property                              16,350      15,923     12,065
    Income (Note 3)                             28,256      20,557     18,913
    Payroll and other                            8,676       8,357      8,773
                                               854,698     826,525    793,978
Operating Income                                86,001      79,925     79,456

Other Income (Expense)
  Allowance for equity funds used during
    construction                                   -         1,827        -
  Freetown project write-down (Note 10)            -           -      (22,974)
  Other, net (Note 3)                            3,784        (417)     9,555
                                                 3,784       1,410    (13,419)

Income Before Interest Charges                  89,785      81,335     66,037

Interest Charges
  Long-term debt                                37,416      36,722     37,657
  Other interest charges                         6,730       7,034      9,702
  Allowance for borrowed funds used during
    construction                                  (195)     (2,318)      (794)
                                                43,951      41,438     46,565

Net Income                                      45,834      39,897     19,472
  Dividends on preferred shares                  1,230       1,291      1,352
Earnings Applicable to Common Shares          $ 44,604    $ 38,606   $ 18,120

Average Number of Common Shares
  Outstanding                               10,215,614  10,081,868  9,944,433
Earnings Per Common Share                        $4.37       $3.83      $1.82






The accompanying notes are an integral part of these consolidated financial statements.
                                    PAGE 51


                     Consolidated Statements of Cash Flows
                 Years Ended December 31, 1993, 1992 and 1991

                                                   1993      1992      1991
                                                    (Dollars in Thousands)

Operating Activities
  Net income                                    $ 45,834   $ 39,897  $ 19,472
  Effects of non-cash items-
    Depreciation and amortization                 53,337     58,883    59,489
    Freetown write-down (Note 10)                    -          -      22,974
    Deferred income taxes, net                    17,059        (74)   (3,872)
    Investment tax credits                        (1,500)    (1,543)   (1,567)
    Allowance for equity funds used
      during construction                            -       (1,827)      -
    Earnings from corporate joint ventures        (1,642)    (2,016)   (2,699)
  Dividends from corporate joint ventures          1,981      2,157     1,626
  Change in working capital, exclusive of cash-
    Accounts receivable and unbilled revenues     (3,961)     4,814   (16,744)
    Prepaid (accrued) income taxes                 7,321     (4,539)   (8,471)
    Accrued local property and other taxes           301       (598)      883
    Accounts payable and other                     4,642      1,441    (5,013)
  Uncollected Order 636 transition
    costs (Note 2)                                (8,805)       -         -
  Uncollected postretirement benefits
    costs (Note 4)                                (8,910)       -         -
  All other operating items                      (18,965)     3,815    (4,180)
Net cash provided by operating activities         86,692    100,410    61,898

Investing Activities
  Additions to property, plant and
    equipment (exclusive of AFUDC)
      Electric                                   (29,490)   (26,080)  (40,760)
      Gas                                        (23,099)   (20,437)  (17,103)
      Other                                       (1,796)    (2,577)   (2,266)
  Allowance for borrowed funds used during
    construction                                    (195)    (2,318)     (794)
Net cash used for investing activities           (54,580)   (51,412)  (60,923)

Financing Activities
  Sale of common shares                            7,118      5,233     4,533
  Payment of dividends                           (31,101)   (30,770)  (30,428)
  Proceeds from (payment of) short-term
    borrowings                                   (93,625)    19,800     2,375
  Long-term debt issues                          134,000     15,000    27,000
  Retirement of long-term debt and preferred
    shares through sinking funds                  (6,419)    (5,678)   (5,829)
  Long-term debt issues refunded                 (37,600)   (51,632)      -
Net cash used for financing activities           (27,627)   (48,047)   (2,349)

Net increase (decrease) in cash                    4,485        951    (1,374)
Cash at beginning of period                        1,522        571     1,945
Cash at end of period                           $  6,007   $  1,522  $    571

Supplemental Disclosures of Cash Flow Information
  Cash paid during the period for:
    Interest (net of capitalized amounts)       $ 39,685   $ 40,116  $ 45,858
    Income taxes                                $ 13,528   $ 14,460  $ 15,478




The accompanying notes are an integral part of these consolidated financial statements.
                                    PAGE 52


                   Consolidated Statements of Capitalization
                          December 31, 1993 and 1992
                                                         1993       1992
                                                      (Dollars in Thousands)
Common Share Investment
  Common shares, $4 par value-
    Authorized-18,000,000 shares
    Outstanding-10,295,077 in 1993
      and 10,141,675 in 1992                          $ 41,180    $ 40,567
    Amounts paid in excess of par value                 94,657      88,152
    Retained earnings (Note 9)                         201,233     186,500
      Total common share investment                    337,070     315,219
Redeemable Preferred Shares,
  Cumulative, $100 par value (Note 6)
    Series A, 4.80%                                      3,000       3,120
    Series B, 8.10%                                      4,480       4,640
    Series C, 7.75%                                      8,820       9,360
    Less current sinking fund requirements                (820)       (820)
      Total redeemable preferred shares                 15,480      16,300
Long-Term Debt (Note 5)
  Notes due-
    1995, 4.70%                                         25,000         -
  System Senior Notes due-
    1995, 10.39%                                        10,000      10,000
    1997, 10.48%                                        10,000      10,000
    1998, 10.45%                                        10,000      10,000
    1999, 10.58%                                        10,000      10,000
    Less maturing long-term debt                       (10,000)        -
      Total System long-term debt                       55,000      40,000
  Subsidiary companies' long-term debt
    Mortgage Bonds, collateralized by property of
      operating subsidiaries, due-
        1996, 7%                                         5,320       6,078
        1996, 8.99%                                     10,000      10,000
        2001, 8.99%                                     29,050      32,700
        2006, 8.85%                                     35,000      35,000
        2007, 11 1/8%                                      -         9,300
        2020, 7 3/8%                                    10,000      10,000
        2020, 9 7/8%                                    40,000      40,000
        2020, 9.95%                                     25,000      25,000
        2033, 7.11%                                     35,000         -
    Notes due-
        1993, 7.11%                                        -         7,000
        1995, 8 1/8%                                       -         5,040
        1996, 9.97%                                     20,000      20,000
        1997, 6 1/8%                                       -         4,500
        1997, 6 1/4%                                     4,440       4,500
        1998, variable rate (4.03% in 1993)              9,000         -
        1998, 8 3/8%                                       -        12,297
        1999, 8.04%                                     10,000      10,000
        2002, 7 3/4%                                     2,900       2,938
        2002, 9.30%                                     30,000      30,000
        2003, 7.43%                                     15,000         -
        2004, 9.50%                                     15,000      15,000
        2007, 8.70%                                      5,000       5,000
        2007, 9.55%                                     10,000      10,000
        2008, 7.70%                                     10,000         -
        2012, 9.37%                                     20,000      20,000
        2013, 7.98%                                     25,000         -
        2014, 9.53%                                     10,000      10,000
        2019, 9.60%                                     10,000      10,000
        2023, 8.47%                                     15,000         -
        Less-Current sinking fund requirements
               and maturing debt                        (5,973)    (12,393)
             Unamortized discount, net                    (844)       (868)
        Total subsidiary companies' long-term debt     393,893     321,092
        Total long-term debt                           448,893     361,092
        Total capitalization                          $801,443    $692,611

The accompanying notes are an integral part of these consolidated financial statements.
                                    PAGE 53


     Consolidated Statements of Changes in Common Shareholders' Investment
                 Years Ended December 31, 1993, 1992 and 1991

                                                    Amounts
                                                    Paid in
                                            Value   Excess
                                            $4 Per  of Par  Retained
                                  Shares    Share   Value   Earnings  Total
                                            (Dollars in Thousands)

Balance December 31, 1990         9,871,196 $39,485 $79,468 $188,329 $307,282
  Add (Deduct)-
    Net income                          -       -       -     19,472   19,472
    Sale of shares                  136,041     544   3,989      -      4,533
    Cash dividends declared-
  Common shares-$2.92 per share         -       -       -    (29,076) (29,076)
  Preferred shares                      -       -       -     (1,352)  (1,352)
Balance December 31, 1991        10,007,237  40,029  83,457  177,373  300,859
  Add (Deduct)-
    Net income                          -       -       -     39,897   39,897
    Sale of shares                  134,438     538   4,695      -      5,233
    Cash dividends declared-
  Common shares-$2.92 per share         -       -       -    (29,479) (29,479)
  Preferred shares                      -       -       -     (1,291)  (1,291)
Balance December 31, 1992        10,141,675  40,567  88,152  186,500  315,219
  Add (Deduct)-
    Net income                          -       -       -     45,834   45,834
    Sale of shares                  153,402     613   6,505      -      7,118
    Cash dividends declared-
  Common shares-$2.92 per share         -       -       -    (29,871) (29,871)
  Preferred shares                      -       -       -     (1,230)  (1,230)
Balance December 31, 1993        10,295,077 $41,180 $94,657 $201,233 $337,070







        Consolidated Statements of Changes in Redeemable Preferred Shares
                  Years Ended December 31, 1993, 1992 and 1991

                                            Authorized and Outstanding
                                    Cumulative Preferred Shares-$100 Par Value

                                     Series A   Series B   Series C    Total
                                      4.80%      8.10%      7.75%      Shares

Balance December 31, 1990            33,600     49,600     104,400    187,600
    Less-Sinking fund redemptions     1,200      1,600       5,400      8,200
Balance December 31, 1991            32,400     48,000      99,000    179,400
    Less-Sinking fund redemptions     1,200      1,600       5,400      8,200
Balance December 31, 1992            31,200     46,400      93,600    171,200
    Less-Sinking fund redemptions     1,200      1,600       5,400      8,200
Balance December 31, 1993            30,000     44,800      88,200    163,000



The accompanying notes are an integral part of these consolidated financial statements.

                                     PAGE 54

                          COMMONWEALTH ENERGY SYSTEM

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   Significant Accounting Policies

      (a)  General and Regulatory

      Commonwealth Energy System, the parent company, is referred to in this report as the "System" and, together with its subsidiaries, is collectively referred to as "the system." The operating companies are regulated as to rates, accounting and other matters by various authorities including the Federal Energy Regulatory Commission (FERC) and the Massachusetts Department of Public Utilities (DPU).

      Regulated subsidiaries of the System have established various regulatory assets in cases where the DPU and/or the FERC have permitted, or are expected to permit, recovery of specific costs over time. At December 31, 1993, principal regulatory assets included in deferred charges were $21.9 million for transition costs associated with FERC Order 636, $15.5 million for unrecovered plant and decommissioning costs for the Yankee Atomic nuclear plant, $15.5 million for abandonment and nonconstruction costs related to the Seabrook project, $8.9 million for postretirement benefits costs, $7.4 million in litigation costs associated with a settlement agreement with Boston Edison Company relative to the Pilgrim nuclear plant and $7.3 million related to deferred income taxes. The more significant regulatory liabilities, reflected in deferred credits, include $17.9 million related to income taxes and $15.5 million related to the Yankee Atomic nuclear plant.

      (b)  Principles of Consolidation

      The consolidated financial statements include the accounts of the System and all of its subsidiary companies. All significant intercompany accounts and transactions have been eliminated in consolidation.

      (c)  Reclassifications

      Certain prior year amounts are reclassified from time to time to conform with the presentation used in the current year's financial statements.

      (d)  Equity Method of Accounting

      The system uses the equity method of accounting for investments in corporate joint ventures due, in part, to its ability to exercise significant influence over operating and financial policies of these entities. Under this method, it records as income the proportionate share of the net earnings of the joint ventures with a corresponding increase in the carrying value of the investment. The investment is reduced as cash dividends are received. The system conducts business with the corporate joint ventures in which it has investments, principally four nuclear generating facilities located in New England and a 3.8% interest in Hydro-Quebec Phase II.

      (e)  Operating Revenues

      Customers are billed for their use of electricity and gas on a cycle basis throughout the month. To reflect revenues in the proper period, the estimated amount of unbilled sales revenue is recorded each month.

      System utility companies are generally permitted to bill customers currently for fuel used in electric production, purchased power and transmission costs, total gas costs and conservation and load management costs through adjustment clauses. Amounts recoverable under these clauses are subject to review and adjustment by the DPU. Cambridge Electric Light Company (Cambridge) and Commonwealth Electric Company (Commonwealth Electric) collect a portion of capacity-related purchased power costs associated with certain long-term power arrangements through base rates. The amount of such fuel and energy costs incurred but not yet reflected in customers' bills, which totaled $5,565,000 in 1993 and $8,315,000 in 1992, is recorded as unbilled revenues.
                                    PAGE 55


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      (f)  Depreciation

      Depreciation is provided using the straight-line method at rates intended to amortize the original cost and the estimated cost of removal less salvage of properties over their estimated economic lives. The average composite depreciation rates were as follows:

                                     1993    1992    1991

      Electric                       3.28%   3.49%   3.49%
      Gas                            2.95    2.90    2.94
      Steam                          3.61    3.50    3.50
      LNG                            3.07    3.00    2.89

      (g)  Allowance for Funds Used During Construction

      Under applicable rate-making practices, system companies are permitted to include an allowance for funds used during construction (AFUDC) as an element of their depreciable property costs. This allowance is based on the amount of construction work in progress that is not included in the rate base on which utility companies earn a return. An amount equal to the AFUDC so capitalized in the current period is reflected in the accompanying Consolidated Statements of Income.

      While AFUDC does not provide funds currently, these amounts are recoverable in revenues over the service life of the constructed property. The amount of AFUDC recorded was at a weighted average rate of 3.9% in 1993, 4.5% in 1992 and 6.7% in 1991.

(2) Commitments and Contingencies

      (a)  Construction

      The system is engaged in a continuous construction program presently estimated at $358.3 million for the five-year period 1994 through 1998. Of that amount, $71.9 million is estimated for 1994. The program is subject to periodic review and revision.

      (b)  Seabrook Nuclear Power Plant

      The system's 3.52% interest in the Seabrook nuclear power plant is owned by Canal Electric Company (Canal), a wholesale electric generating subsidiary, to provide for a portion of the capacity and energy needs of affiliates Cambridge and Commonwealth Electric. Canal is recovering 100% of its Seabrook 1 investment through a power contract with Cambridge and Commonwealth Electric pursuant to FERC and DPU approval.

      Pertinent information with respect to Canal's joint-ownership interest in Seabrook 1 and information relating to operating expenses which are included in the accompanying financial statements are as follows:

                                1993      1992
                            (Dollars in Thousands)

      Utility-plant-in
        service               $233,140  $233,651   Plant capacity (MW) 1,150
      Nuclear fuel              18,514    17,083   Canal's share:
      Accumulated depreciation                       Percent interest   3.52%
        and amortization       (34,771)  (25,382)    Entitlement (MW)   40.5
      Construction work in                         In-Service date      1990
        progress                   881       623   Operating license
                              $217,764  $225,975     expiration date    2026
                                    PAGE 56


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                1993      1992      1991
                                 (Dollars in Thousands)
      Operating expenses:
        Fuel                  $ 3,853   $ 3,952   $ 4,337
        Other operation         4,580     5,705     9,239
        Maintenance               893     1,508     1,601
        Depreciation            6,522     6,426     7,214
        Amortization            1,319     1,320    (3,333)
                              $17,167   $18,911   $19,058

      Canal and the other joint owners have established a Seabrook Nuclear Decommissioning Financing Fund to cover post operational decommissioning costs. For the years 1993, 1992 and 1991, Canal paid $259,000, $235,000 and
$181,000, respectively, as its share of the cost of this fund. The estimated cost to decommission the plant is $366 million. Canal's share, less its share of the market value of the decommissioning trust, would amount to approximately $11.6 million.

      (c) Price-Anderson Act

      The Price-Anderson Act (the Act) is a federal statute that includes among its provisions a requirement that licensees of nuclear electric generating units maintain financial protection to cover public liability claims resulting from a nuclear incident or precautionary evacuation. In 1988, Congress enacted a 15 year extension of the Act and increased the available insurance and the maximum liability. The higher liability is provided by existing private insurance and retrospective assessments for costs in excess of that covered by insurance, up to $66.15 million for each nuclear reactor which is licensed to operate with a maximum assessment of $10 million per incident within one calendar year. Based on the system's equity ownership interest in four nuclear generating facilities and its 3.52% joint-ownership interest in Seabrook 1, the system's retrospective premium could be as high as $1.9 million yearly or a cumulative total of $12.6 million, exclusive of the effect of inflation indexing (at five-year intervals) and a 5% surcharge ($3.3 million) in the event that total public liability claims from a nuclear incident exceed the funds available to pay such claims.

      (d)  Power Contracts and Support Agreements

      Cambridge and Commonwealth Electric have long-term contracts for the purchase of electricity from various sources. Generally, these contracts are for fixed periods and require payment of a demand charge for the capacity entitlement and an energy charge to cover the cost of fuel. Pertinent information with respect to life-of-the-unit contracts for power from operating nuclear units is as follows:

                           Connecticut    Maine       Vermont
                              Yankee      Yankee       Yankee     Pilgrim
                                         (Dollars in Thousands)

Equity Ownership                4.50%        4.00%       2.50%       -
Plant Entitlement               4.50%        3.59%       2.25%      11.0%
Plant Capability (MW)          560.0        870.0       496.0      664.7
System Entitlement (MW)         25.2         31.2        11.2       73.1
Contract Expiration Date        1998         2008        2012       2012
1991 Actual Cost             $ 9,692       $5,900      $3,383    $ 3,210
1992 Actual Cost               9,508        6,671       3,970     37,516
1993 Actual Cost              10,016        7,050       4,076     40,578
1994 Estimated Cost           10,005        6,755       3,755     41,963

      Cambridge and Commonwealth Electric pay their share of decommissioning expense to each of the operators of the nuclear facilities as a cost of electricity purchased for resale.
                                    PAGE 57


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The system has also contracted to purchase power and transmission capacity from various other generating and transmission facilities as follows:

                                                                Estimated
                      1991           1992           1993           1994
                   MW    Cost     MW    Cost     MW    Cost     MW    Cost
                                   (Dollars in Thousands)
Purchased Power -
  Nuclear         89.1 $43,686   15.5 $ 3,546   15.4 $  4,976  23.1 $  5,386
  Hydro           35.4  14,214   20.3  13,161   23.2   12,370  29.6   14,477
  Cogenerating   117.0  34,938  162.0  69,742  161.0  104,719 261.5  135,363
  Waste-to-energy
    and other    123.0  38,084  114.1  35,944   84.1   38,965  91.0   40,256
Transmission -
  (Hydro-Quebec)   -     5,470    -     4,213    -      4,247   -      4,457

      Costs under these and other contracts are included in electricity purchased for resale in the accompanying Consolidated Statements of Income and are recoverable in revenues through either the Fuel Charge or in base rates.

      (e)  Yankee Atomic Nuclear Power Plant

      On February 26, 1992, the Board of Directors of Yankee Atomic Electric Company agreed to permanently discontinue power operation of its plant and, in time, decommission that facility. This plant provided less than 1% of system capacity. Cambridge's and Commonwealth Electric's respective 2% and 2.5% investment in Yankee Atomic is approximately $1 million. Presently, purchased power costs, which include a provision for ultimate decommissioning of the unit, are billed to Cambridge and Commonwealth Electric and collected from customers.

      Cambridge and Commonwealth Electric have estimated their unrecovered share of all costs associated with the shutdown of the facility, recovery of their respective plant investment and decommissioning and closing the plant to be approximately $15.5 million. This amount is reflected in the accompanying Consolidated Balance Sheets as a liability and a corresponding regulatory asset at December 31, 1993.

      (f) Environmental Matters

      The system is subject to laws and regulations administered by federal, state and local authorities relating to the quality of the environment. These laws and regulations affect, among other things, the siting and operation of electric generating and transmission facilities and can require the installation of expensive air and water pollution control equipment. These regulations have had an impact upon the System's operations in the past and will continue to have an impact upon future operations, capital costs and construction schedules of major facilities. For additional information, see "Environmental Matters" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

      (g)  FERC Order No. 636

      On April 8, 1992, the FERC issued Order No. 636 (Order 636), requiring interstate pipelines to unbundle (separate) existing gas sales contracts into separate components (gas sales, transportation and storage services). Order 636 provides mechanisms that will allow customers such as Commonwealth Gas to reduce the level of firm services from pipelines and permits the "brokering" of excess capacity on a temporary or permanent basis. Order 636 also requires pipelines to provide transportation services which allow customers to receive the same level of service they had with bundled contracts. Pipelines were required to be operating under Order 636 by November 1, 1993.
                                    PAGE 58

                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      As a result of implementing Order 636, each pipeline company is allowed to collect certain "transition costs" from their customers. Commonwealth Gas has been billed a total of approximately $16.9 million from Tennessee Gas Pipeline Company, Algonquin Gas Transmission Company and Texas Eastern Transmission Company through December 31, 1993. It is anticipated that as much as $45 million in transition costs could be sought by these suppliers through a series of FERC filings over the 12 to 24 month period that began on June 1, 1993. The largest element of the aforementioned transition costs results from the pipelines' need to buy out gas supply contracts entered into prior to Order 636. The total amount of such costs ultimately billed to Commonwealth Gas will vary depending on the success of the pipelines in negotiating settlements with their former suppliers, and final review by the FERC. Commonwealth Gas is actively reviewing the prudency of transition costs billed in order to minimize costs to its customers. Commonwealth Gas has recorded its estimated liability based on amounts incurred by the respective pipelines as of December 31, 1993.

      On October 29, 1993, Commonwealth Gas received preliminary DPU authorization to recover these costs, with carrying charges, through the CGA over a four-year period that began in November 1993. As a result, a regulatory asset totaling $21.9 million, net of $400,000 recovered during the fourth quarter, was recorded as of December 31, 1993 and reflected in deferred charges. In addition, a related liability of $13.1 million was reflected in deferred credits. Also, approximately $7.9 million of the amount paid to the pipeline companies relates to gas inventory costs being allocated new storage services under Order 636. Commonwealth Gas will recover these inventory costs through the CGA.

(3)   Income Taxes

      The system files a consolidated federal income tax return. For financial reporting purposes, the System and its subsidiaries provide taxes on a separate return basis.

      The following is a summary of the consolidated provisions for income taxes for the years ended December 31, 1993, 1992 and 1991.

                                               1993        1992       1991
                                                (Dollars in Thousands)
      Federal
          Current                             $ 9,438     $10,581    $13,102
          Deferred                             15,127          69     (4,598)
          Investment tax credits               (1,500)     (1,543)    (1,567)
                                               23,065       9,107      6,937
      State
          Current                               2,692       2,599      3,401
          Deferred                              2,282       2,046        726
                                                4,974       4,645      4,127
                                               28,039      13,752     11,064
      Amortization of regulatory liability
          relating to deferred income taxes      (350)     (2,189)       -
                                              $27,689     $11,563    $11,064
      Federal and state income taxes
          charged to:
            Operating expense                 $28,256     $20,557    $18,913
            Other income                         (567)     (8,994)    (7,849)
                                              $27,689     $11,563    $11,064

      Effective January 1, 1992, the system adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the
                                    PAGE 59


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

      Accumulated deferred income taxes consisted of the following in 1993 and 1992:

                                                          1993           1992
                                                       (Dollars in Thousands)

      Liabilities
          Property-related                                $178,739   $167,669
          Order 636 transition costs, net                    3,450        -
          Seabrook nonconstruction                           6,017      8,175
          Postretirement benefits plan                       4,136        753
          All other                                         17,054     15,366
                                                           209,396    191,963
      Assets
          Investment tax credit                             19,891     19,642
          Pension plan                                       5,720      6,355
          Regulatory liability                               9,452     10,325
          All other                                         17,689     17,375
                                                            52,752     53,697
      Accumulated deferred income taxes, net              $156,644   $138,266

      The net year-end deferred income tax liability above is net of a current deferred tax asset of $207,000 in 1993 and $8,062,000 in 1992 which was included in prepaid income taxes in the accompanying Consolidated Balance Sheets.

      The following table, detailing the significant timing differences for 1991, which resulted in deferred income taxes, is required to be disclosed pursuant to accounting standards for income taxes in effect prior to adoption of SFAS No. 109:

                                                            1991
                                                    (Dollars in Thousands)

      Seabrook nonconstruction costs                      $ 1,179
      Recovery of Seabrook 2                                 (826)
      Seabrook power contract settlement                   (3,288)
      Accelerated depreciation                             11,977
      Freetown write-down                                  (7,520)
      Capitalized interest during construction               (894)
      Capitalized leases                                   (1,238)
      Capitalized inventory costs                          (1,025)
      Pension costs and deferred compensation              (1,347)
      Transmission costs                                   (1,210)
      Conservation and load management                     (4,421)
      Replacement power costs                               1,656
      Storm damage                                          3,638
      Other                                                  (553)
                                                          $(3,872)


                                    PAGE 60


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The total income tax provision set forth on the previous page represents 38% in 1993, 23% in 1992 and 36% in 1991 of income before such taxes. The following table reconciles the statutory federal income tax rate to these percentages:
                                                       1993    1992    1991

      Federal statutory rate                            35%     34%     34%
      Increase (Decrease) from statutory rate:
        Amortization of regulatory liability
          relating to deferred income taxes              -     (11)      -
        Dividend received deduction                     (1)     (1)     (2)
        Tax versus book depreciation                     2       2       2
        State tax net of federal tax benefit             4       7       9
        Amortization of investment tax credits          (2)     (3)     (5)
        Amortization of excess deferred reserves        (1)     (2)     (2)
        Other                                            1      (3)      -
                                                        38%     23%     36%

      On April 22, 1992, Commonwealth Electric reached a settlement agreement with the Attorney General of Massachusetts and a consumer group, which was ap-proved by the DPU. The settlement resulted in the issuance of an accounting order authorizing its retention of $5.7 million in excess deferred taxes subject to obtaining a favorable ruling from the Internal Revenue Service which was received on November 30, 1992.

      In accordance with the above settlement agreement, Commonwealth Electric wrote off in 1992 storm damage costs of $9.2 million ($5.7 million net of tax). The balance of the excess reserves that would have been returned to customers was removed from the deferred tax reserve account and, after adjustment to its pretax amount as required by SFAS 109, was credited to a liability account. The excess reserves/regulatory liability which Common-wealth Electric would retain pursuant to the settlement agreement was also removed from this liability account and credited to other income together with the related income taxes. These amounts were classified as income tax expense and were used in the reconciliation of the income tax rate.

      As a result of the Revenue Reconciliation Act of 1993, the System's con-solidated federal income tax rate increased to 35% effective January 1, 1993.

(4)  Employee Benefit Plans

      (a) Pension

      The system has a noncontributory pension plan covering substantially all regular employees who have attained the age of 21 and have completed a year of service. Pension benefits are based on an employee's years of service and compensation. The system makes monthly contributions to the plan consistent with the funding requirements of the Employee Retirement Income Security Act of 1974.

      Components of pension expense and related economic assumptions were as follows:
                                            1993        1992        1991
                                               (Dollars in Thousands)

      Service cost                        $  6,069    $  5,973    $  5,923
      Interest cost                         20,410      18,653      16,794
      Return on plan assets                (36,552)    (24,524)    (46,444)
      Net amortization and deferral         20,669       9,644      34,359
      Total pension expense                 10,596       9,746      10,632
      Less: Amounts capitalized
            and deferred                     2,130       2,761       1,435
      Net pension expense                 $  8,466    $  6,985    $  9,197
                                    PAGE 61

                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                            1993        1992        1991

      Discount rate                         7.25%       8.50%       8.50%
      Assumed rate of return                8.50        8.50        8.50
      Rate of increase in future
        compensation                        4.50        5.50        8.50

      Pension expense reflects the use of the projected unit credit method which is also the actuarial cost method used in determining future funding of the plan. Commonwealth Electric and Cambridge, in accordance with current rate-making, are deferring the difference between pension contribution, which is allowed currently in base rates, and pension expense, recognized pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The funded status of the system's pension plan (using a measurement date of December 31) is as follows:

                                                 1993          1992
                                               (Dollars in Thousands)

      Accumulated benefit obligation:
        Vested                                 $(209,966)    $(166,672)
        Nonvested                                (28,184)      (11,003)
                                               $(238,150)    $(177,675)

      Projected benefit obligation             $(288,309)    $(228,194)
      Plan assets at fair market value           268,672       239,849
      Projected benefit obligation less
        (greater) than plan assets               (19,637)       11,655
      Unamortized transition obligation           12,857        14,464
      Unrecognized prior service cost             14,524         9,442
      Unrecognized gain                          (20,905)      (46,136)
      Accrued pension liability                $ (13,161)    $ (10,575)

      Plan assets consist primarily of fixed income and equity securities. Fluctuations in the fair market value of plan assets will affect pension expense in future years. The increase in the accumulated benefit obligation and the projected benefit obligation from December 31, 1992 to December 31, 1993 was primarily due to a reduction of the discount rate in light of current interest rates.

      (b)  Other Postretirement Benefits

      Through December 31, 1992, the system provided postretirement health care and life insurance benefits to eligible retired employees. Employees became eligible for these benefits if their age plus years of service at retirement equaled 75 or more provided, however, that such service was performed for a subsidiary of the System. As of January 1, 1993, the system eliminated postretirement health care benefits for those non-bargaining employees who were less than 40 years of age or had less than 12 years of service at that date. Under certain circumstances, eligible employees are now required to make contributions for postretirement benefits. Certain bargaining employees are also participating under these new eligibility requirements.

      Effective January 1, 1993, the system adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106). This new standard requires the accrual of the expected cost of such benefits during the employees' years of service and the recognition of an actuarially determined postretirement benefit obligation earned by existing retirees. The assumptions and calculations involved in determining the accrual and the accumulated postretirement benefit obligation (APBO) closely parallel pension accounting requirements. The cumulative effect of implementation of SFAS No. 106 as of January 1, 1993 was approximately $106.7 million which is being
                                    PAGE 62

                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amortized over 20 years. Prior to 1993, the cost of postretirement benefits was recognized as the benefits were paid. The cost of retiree medical care and life insurance benefits under the traditional pay-as-you-go method totaled $4,738,000 during 1992 and $4,258,000 in 1991.

      In 1993, the system began making contributions to various voluntary employee beneficiary association (VEBA) trusts that were established pursuant to section 501(c)9 of the Internal Revenue Code (the Code). The system also made contributions to a subaccount of its pension plan pursuant to section 401
(h) of the Code to satisfy a portion of its postretirement benefit obligation. The system contributed approximately $12,600,000 to these trusts during 1993.

      The net periodic postretirement benefit cost for the year ended December 31, 1993 included the following components:

                                                              1993
                                                    (Dollars in Thousands)
      Service cost                                          $ 2,100
      Interest cost                                           9,017
      Return on plan assets                                    (661)
      Amortization of transition obligation over 20 years     5,336
      Net amortization and deferral                              30
         Total postretirement benefit cost                   15,822
      Less: Amounts capitalized and deferred                 10,832
         Net postretirement benefit cost                    $ 4,990

      The funded status of the system's postretirement benefit plan using a measurement date of December 31, 1993 is as follows:

                                                              1993
                                                      (Dollars in Thousands)

      Accumulated postretirement benefit obligation:
        Retirees                                            $ (63,211)
        Active participants                                   (48,648)
                                                             (111,859)
      Plan assets at fair market value                         11,037
      Projected postretirement benefit obligation greater
        than plan assets                                     (100,822)
      Unamortized transition obligation                       101,375
      Unrecognized gain                                          (553)
                                                            $     -

      In determining its estimated APBO and the funded status of the plan, the system assumed a discount rate of 7.25%, an expected long-term rate of return on plan assets of 8.5%, and a medical care cost trend rate of 9%, which gradually decreases to 5% in the year 2007 and remains at that level thereafter. The estimate also reflects a trend rate of 14.9% for reimbursement of Medicare Part B premiums which decreases to 5% by 2007 and a dental care trend rate of 5% in all years. A one percent change in the medical trend rate would have a $1.7 million impact on the system's annual expense (interest component - $1.2 million; service cost - $500,000) and would change the transition obligation by approximately $14.5 million.

      Plan assets consist primarily of fixed income and equity securities. Fluctuations in the fair market value of plan assets will affect postretirement benefit expense in future years.

      The DPU's policy on postretirement benefits is to allow in rates the maximum tax deductible contributions made to trusts that have been established specifically to pay postretirement benefits. Effective with its June 1, 1993 rate order from the DPU, Cambridge was allowed to recover its SFAS No. 106 expense in base rates over a four-year phase-in period with carrying costs on the deferred balance. The other System companies intend to seek recovery in
                                    PAGE 63


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

their next rate proceeding. While the system is unable to predict the outcome of these rate proceedings, it believes the DPU will authorize similar rate treatment as provided to Cambridge and other Massachusetts electric and gas companies for the recovery of the cost of these benefits. Further, based on recent DPU action and discussions with regulators, the system believes that it is appropriate to record the difference between the amount included in rates and SFAS No. 106 costs as a regulatory asset. At December 31, 1993, this deferral amounted to approximately $8.9 million.

      (c) Savings Plan

      The system has an Employees Savings Plan that provides for system contributions equal to contributions by eligible employees of up to four percent of each employee's compensation rate. Effective January 1, 1993, the rate was increased to five percent for those employees no longer eligible for postretirement benefits other than pensions. The total system contribution was $4,245,000 in 1993, $4,134,000 in 1992 and $3,903,000 in 1991.

(5)  Interim Financing and Long-Term Debt

      (a)  Notes Payable to Banks

      System companies maintain both committed and uncommitted lines of credit for the short-term financing of their construction programs and other corporate purposes. As of December 31, 1993, system companies had $115 million of committed lines of credit that will expire at varying intervals in 1994. These lines are normally renewed upon expiration and require annual fees of up to .1875% of the individual line. At December 31, 1993, the uncommitted lines of credit totaled $70 million. Interest rates on the outstanding borrowings generally are at an adjusted money market rate. Notes payable to banks totaled $71,975,000 and $165,600,000 at December 31, 1993 and 1992, respectively.

      (b)  Long-Term Debt Maturities and Retirements

      Under terms of various indentures and loan agreements, the System and certain subsidiary companies are required to make periodic sinking fund payments for retirement of outstanding long-term debt. These payments and balances of maturing debt issues for the five years subsequent to December 31, 1993 are as follows:

                    Sinking Funds    Maturing Debt Issues
      Year          Subsidiaries     System  Subsidiaries      Total
                                    (Dollars in Thousands)

      1994             $ 5,973       $10,000    $   -        $15,973
      1995               5,973        25,000        -         30,973
      1996               8,283           -       33,230       41,513
      1997               7,653        10,000      4,260       21,913
      1998               7,653        10,000      9,000       26,653

(6)   Redeemable Preferred Shares

      Each series of the System's preferred shares was issued at par value, $100 per share, and is subject to periodic, mandatory sinking fund payments. The System can make additional voluntary redemptions, not exceeding the required redemption, at par, on a non-cumulative basis, on each sinking fund date.

      Preferred shares may also be called for redemption, in whole or in part, in excess of the required and voluntary sinking fund redemptions. The obligation to make mandatory redemptions is cumulative and the System is not allowed to pay dividends to common shareholders or make optional sinking fund
                                    PAGE 64


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

payments if mandatory redemptions are in arrears. Details of redemptions for each series are contained in the following table:

                                   Sinking Funds          Optional
                  Dividend           1994-1998           Redemption
                    Rate      Mandatory     Optional     Call Prices
                              (Dollars in Thousands)

      Series A     4.80%        $120          $120          $102
      Series B     8.10          160           160           101
      Series C     7.75          540           540           101

      Preferred shareholders have no voting rights except in the event that six full quarterly dividends have not been paid. In this circumstance, the preferred shareholders are entitled, voting as a class, to elect two of the nine Trustees of the System.

      The preference of these shares in involuntary liquidation is equal to par value. The shares are of equal rank and are entitled to cumulative dividends at the annual rate established for each series. No dividend can be declared on any series unless proportionate dividends are concurrently declared on the other outstanding series and in the event that dividend payments are in arrears, the System may not redeem any shares unless all shares of all preferred series are redeemed.

(7)   Disclosure About Fair Value of Financial Instruments

      As required by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the fair value of certain financial instruments included in the accompanying Consolidated Balance Sheets as of December 31, 1993 and 1992 are as follows:


                                  1993                  1992
                                     (Dollars in Thousands)

                           Carrying    Fair       Carrying    Fair
                             Value    Value         Value    Value

    Long-Term Debt         $464,866  $526,405     $373,485  $411,241
    Preferred Stock          16,300    15,759       17,120    16,026

      The carrying amount of cash and notes payable to banks approximates the fair value because of the short maturity of these financial instruments.

      The estimated fair value of long-term debt and preferred stock are based upon quoted market prices of the same or similar issues or on the current rates offered for debt or preferred shares with the same remaining maturity. The fair values shown above do not purport to represent the amounts at which those obligations would be settled.

(8)   Lease Obligations

      System companies lease property, transmission facilities and equipment under agreements, some of which are capital leases. Several subsidiaries renegotiate certain lease agreements annually. These new agreements are for a term of one year and are renewable monthly thereafter. COM/Energy Services Company has agreements in effect for office furniture, computer, transportation and other equipment. Generally, these agreements require the lessee to pay related taxes, maintenance and other costs of operation. Leases currently in effect contain no provisions which prohibit system companies from entering into future lease agreements or obligations.
                                    PAGE 65


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following is a breakdown, by major class, of property under capital lease at December 31, 1993 and 1992:

                                                     1993        1992
                                                   (Dollars in Thousands)

      Transmission facilities                      $14,150     $14,868
      Office furniture and computer equipment       10,719      10,733
      Other                                             85         141
                                                    24,954      25,742
      Less: Accumulated amortization                 8,804       7,354
                                                   $16,150     $18,388

      Future minimum lease payments, by period and in the aggregate, of capital leases and non-cancelable operating leases consisted of the following at December 31, 1993:

                                                    Capital    Operating
                                                    Leases       Leases
                                                   (Dollars in Thousands)
      1994                                         $ 3,287     $12,295
      1995                                           2,927      10,887
      1996                                           1,984       7,335
      1997                                           1,912       1,248
      1998                                           1,850         352
      Beyond 1998                                   23,970       1,192
      Total future minimum lease payments           35,930     $33,309
      Less: Estimated interest element
            included therein                        19,780
      Estimated present value of future minimum
            lease payments                         $16,150

      Total rent expense for all operating leases, except those with terms of a month or less, amounted to $12,701,000 in 1993, $13,149,000 in 1992 and
$13,058,000 in 1991. There were no contingent rentals and no sublease rentals for the years 1993, 1992 and 1991.

(9)   Dividend Restriction

      At December 31, 1993, approximately $116,046,000 of consolidated retained earnings was restricted against the payment of cash dividends by terms of indentures and note agreements securing long-term debt.

(10)  Energy Park Development

      As a result of unsuccessful efforts to develop an energy park, the System announced on January 23, 1992 its decision to write down its investment in the Freetown Energy Park project. This action resulted in the recognition of a charge (net of tax) in 1991 of $14.8 million recorded by COM/Energy Freetown Realty, a wholly-owned subsidiary of the System.

(11)  Segment Information

      System companies provide electric, gas and steam services to retail customers in communities located in central and eastern Massachusetts and, in addition, sell electricity at wholesale to Massachusetts customers. Other operations of the system include the development and operation of rental properties and other activities which do not presently contribute significantly to either revenues or operating income.

      Operating income of the various industry segments includes income from transactions with affiliates and is exclusive of interest expense, income taxes and equity in earnings of unconsolidated corporate joint ventures.
                                    PAGE 66


                          COMMONWEALTH ENERGY SYSTEM

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The amount of identifiable assets represented by the system's investment in corporate joint ventures consists principally of a percentage ownership in the assets of four regional electric generating plants and a 3.8% interest in Hydro-Quebec Phase II.

                                             1993       1992        1991
                                               (Dollars in Thousands)
  Revenues from
    Unaffiliated Customers
      Electric                            $  624,020  $  597,269  $  607,371
      Gas                                    302,644     294,874     252,239
      Steam and other                         14,035      14,307      13,824
        Total Revenues                    $  940,699  $  906,450  $  873,434

  Capital Expenditures (including AFUDC)
      Electric                            $   29,667  $   30,207  $   41,546
      Gas                                     23,117      20,455      17,111
      Other                                    1,796       2,577       2,266
                                          $   54,580  $   53,239  $   60,923

  Operating Income
    Before Income Taxes
      Electric                            $   76,117  $   65,169  $   80,997
      Gas                                     35,001      32,891      14,277
      Steam and other                          3,139       2,422       3,095
        Total Operating Income Before
          Income Taxes                    $  114,257  $  100,482  $   98,369

  Identifiable Assets
      Electric                            $  914,571  $  911,877  $  910,628
      Gas                                    376,683     328,410     304,947
      Steam and other                         53,062      53,497      53,499
                                           1,344,316   1,293,784   1,269,074
    Intercompany eliminations                (42,702)    (35,653)    (35,717)
    Investment in corporate joint
      ventures                                13,549      13,888      14,029
        Total Identifiable Assets         $1,315,163  $1,272,019  $1,247,386

  Depreciation Expense
      Electric                            $   32,188  $   33,632  $   32,869
      Gas                                      8,939       8,270       7,910
      Steam and other                          1,353       1,262       1,172
        Total Depreciation                $   42,480  $   43,164  $   41,951
                                    PAGE 67


                          COMMONWEALTH ENERGY SYSTEM

                            SELECTED FINANCIAL DATA

                         1993       1992       1991       1990       1989
                          (Dollars In Thousands Except Common Share Data)
Operating Revenues
  Electric            $  624,020 $  597,269 $  607,371 $  576,416 $  546,161
  Gas                    302,644    294,874    252,239    244,074    268,140
  Steam and other         14,035     14,307     13,824     15,308     13,197
    Total             $  940,699 $  906,450 $  873,434 $  835,798 $  827,498

Net Income            $   45,834 $   39,897 $   19,472 $   22,636 $   41,618

Common Share Data-
  Earnings per share       $4.37      $3.83      $1.82      $2.16      $4.14
  Dividends declared
    per share              $2.92      $2.92      $2.92      $2.92      $2.80
  Average shares
    outstanding       10,215,614 10,081,868  9,944,433  9,810,180  9,690,277

Total Assets          $1,315,163 $1,272,019 $1,247,386 $1,238,083 $1,164,572

Long-term debt        $  448,893 $  361,092 $  366,010 $  412,211 $  342,803
Redeemable preferred
  share investment        15,480     16,300     17,120     17,940     18,760
Common share
  investment             337,070    315,219    300,859    307,282    310,566
Total Capitalization  $  801,443 $  692,611 $  683,989 $  737,433 $  672,129




                                             1993 by Quarter
                                   1st        2nd        3rd        4th
                              (Dollars In Thousands Except Per Share Amounts)

Operating Revenues               $276,902   $203,347   $217,884   $242,566
Operating Income                   33,868      8,886     16,041     27,206
Income Before Interest Charges     34,319     13,015     16,571     25,880
Net Income                         24,063      2,174      5,696     13,901
Earnings per Common Share            2.34        .18        .52       1.33
Dividends Declared per
  Common Share                        .73        .73        .73        .73
Closing Price of Common Shares-
  High                             48 7/8     48 5/8     50 1/8     49 3/4
  Low                              40 1/2     43 3/8     46 3/4     43


                                             1992 by Quarter
                                   1st        2nd        3rd        4th
                              (Dollars In Thousands Except Per Share Amounts)

Operating Revenues               $257,926   $194,393   $199,703   $254,428
Operating Income                   28,053     11,516     15,362     22,805
Income Before Interest Charges     30,148     11,883     15,674     23,630
Net Income                         20,406        891      5,093     13,507
Earnings per Common Share            2.00        .05        .47       1.31
Dividends Declared per
  Common Share                        .73        .73        .73        .73
Closing Price of Common Shares-
  High                             39         40         43         43
  Low                              36 3/8     34 7/8     39 1/2     40 1/4

                                    PAGE 68



























                          Commonwealth Energy System
                                One Main Street
                             Post Office Box 9150
                      Cambridge, Massachusetts 02142-9150
                           Telephone (617) 225-4000